ProQuest Company 2001 Annual Report

Performance



Growth Strategies

Develop new products. ProQuest Company continues to tap its vast content holdings, successfully introducing several new products in 2001. Sales of products from the Digital Vault Initiative, ProQuest Company's ambitious plan to create the world's largest searchable online archive, grew 112 percent to $9.1 million. The company has a long pipeline of new products slated for introduction in 2002, such as the complete digitized versions of *The New York Times* and *The Wall Street Journal* for ProQuest Historical Newspapers. ProQuest Business Solutions, formerly known as Publishing Services, continues to bring new products to market as well. For example, TrackerPac, a new Web-based retail performance system for GM, has been fully implemented in Europe.

Increase market share. With its high renewal rates and considerable competitive advantages, ProQuest Company sees growth opportunities in excess of expected category growth for both businesses in North America and overseas. For example, Information and Learning continues to make great inroads into the public library market, and Business Solutions is pursuing large, multifranchise dealerships and capturing business from its competitors. In 2001 the company increased its market share at both divisions through aggressive sales, tailored products and add-on services. ProQuest Company employs a large, experienced sales force and enjoys strong brand-name recognition in the markets it serves.

Grow content. The company continues to aggregate premium content with new publisher relationships and with targeted acquisitions. Adding to its content from more than 8,000 publishers, in 2001 ProQuest Company acquired content from two companies: Heritage Quest, for genealogy information; and Softline Information, for content from the alternative and independent press. The company integrates this acquired content into its databases and uses it to develop new products. ProQuest Company expects to grow content offerings with similar "tuck-in" acquisitions in 2002.

Enter new markets. ProQuest Company looks to leverage its content for sales to new markets and customers. The company is penetrating the college classroom market through XanEdu, a business unit of ProQuest Information and Learning. XanEdu sells course-specific products for this $300 million supplementary-materials market. And through our equity venture in bigchalk, the company reaches 43,000 K-12 schools.

Expand internationally. Because English is the principal language of academic research, the company sees potential for increased international demand for its content. To maximize its return on investment, ProQuest Information and Learning focuses on markets with resources to spend on education. Similarly, electronic parts catalogs are gaining acceptance overseas with auto manufacturers and dealers/franchises. Through United Kingdom-based ProQuest Alison, a business unit of ProQuest Business Solutions, the company is increasing international penetration with decision-support information and tools that enable auto manufacturers to measure and compare dealer performance. In 2002, ProQuest Company expects international revenues to continue to represent more than 20 percent of the company's total revenues. New product offerings, increased market demand and dedicated sales efforts are expected to continue to drive this international growth.

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ProQuest Company

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ProQuest Information and Learning

ProQuest Information and Learning is a world leader in electronic publishing. The division aggregates periodicals, newspapers, dissertations, out-of-print books and other scholarly material, and then adds value to and develops new digital products from that content. XanEdu, a business unit of ProQuest Information and Learning, publishes online and print course materials for the higher-education market. These products facilitate the teaching process for professors and the learning experience for students.

Primary Customers Served Worldwide
University and college libraries
Public and government libraries
K-12 schools
College students
Professors

Key Products and Services
ProQuest® online information services
ProQuest Historical Newspapers™
Digital Vault Initiative™ products (DVI)
ABI / INFORM
Business, humanities, literature, general-reference, newspaper and science databases
Microform collections
XanEdu™ CoursePacks and CasePacks
XanEdu™ ReSearch Engines

Competitive Advantages
Unmatched breadth and depth of content
Relationships with more than 8,000 publishers
Customer base of 4,000 university and college libraries worldwide

ProQuest Business Solutions

ProQuest Business Solutions helps its customers in the automotive and powersports industries operate more effectively by providing content management, technical data and e-commerce applications. The division consists of four business units: ProQuest Automotive, ProQuest Media Solutions, ProQuest Powersports and ProQuest Alison. For auto dealers, ProQuest Automotive publishes electronic parts catalogs and related technical information. ProQuest Media Solutions provides solutions for the construction and power equipment markets. For motorcycle, marine and recreational vehicle dealerships, ProQuest Powersports provides dealership management systems and electronic parts catalogs. And for auto manufacturers and dealers, ProQuest Alison provides dealership performance data.

Primary Customers Served Worldwide
Auto dealers
Powersports dealers
Automakers
Collision shops (through OEConnection)
Construction and power equipment dealers

Key Products and Services
Electronic parts catalogs (EPCs)
Powersports dealership management systems (DMS)
Dealership performance databases

Competitive Advantages
Three decades of publishing experience
More than 40,000 installations worldwide
Relationships with more than 28 manufacturers
Published in 17 languages
Interfaces with 70 dealer management systems

2001 Financial Highlights

	(dollars in thousands except earnings per share)	2001[1]	2000[1]	% Change
Operations	Revenues	$ 401,628	$ 374,301	7.3%
	Gross margin	214,665	185,105	16.0%
	Less: Selling, general and administrative	124,546	123,642	0.7%
	Research and development	21,381	19,034	12.3%
	Operating income[2]	68,738	42,429	62.0%
	Less: Net interest expense	25,039	28,361	(11.7%)
	Income tax expense	16,606	5,627	195.1%
	Net income from continuing operations[3]	27,093	8,441	221.0%
	Earnings per diluted share from continuing operations	1.13	0.36	215.4%
Financial Position	Total assets	628,097	806,586	(22.1%)
	Long-term debt, less current maturities	252,782	501,821	(50.1%)
	Shareholders' equity (deficit)	(45,072)	(69,659)	35.3%
Other Information	EBITDA	121,650	93,797	29.7%
	Capital expenditures	52,924	42,623	24.2%
	Acquisitions, net of cash acquired	27,803	9,650	N/A
Stock Performance	Stock price per share as of year end	34.07	16.50	106.5%
	Market capitalization as of year end	$ 820,951	$ 389,763	110.6%

(1) All results have been restated to exclude the effect of discontinued operations and the sale of discontinued businesses

(2) Excludes gain (loss) on sales of assets and restructuring charges

(3) Excludes gain (loss) on sales of assets, restructuring charges, equity in loss of affiliate and cumulative effect of a change in accounting principle

Beth O., Freshman
New Trier High School, Winnetka, Illinois

I'm going to climb Mt. Everest one day. I promise. But first, I've got to get over this little bump called World History – and this term paper about Aristotle. I didn't know much about him, so I went to the library and logged on to ProQuest. I couldn't believe how many useful articles and essays I found. My teacher says this could be the most thorough and well researched paper I've ever written – an A+ performance. Better yet, ProQuest was easy to use, and the research was fast. Good thing, too. Because now I've got to look up the culture of Katmandu. You see, I've got bigger plans.


ProQuest: By creating, collecting, organizing and distributing information in an enriching and easy-to-use way, ProQuest Company improves dramatically the academic or business-oriented research conducted by its customers. Whether it's writing a history paper, studying business school cases or operating an auto dealership, ProQuest helps people and organizations deliver their best work.

Table of Contents:

ProQuest Company improves the lives and livelihoods of its customers. You've already read how ProQuest Company makes homework easier. Now we'd like to share how we make research better, libraries deeper, auto dealers smarter, classes livelier, service departments faster and powersports dealers sharper.

Insight

But instead of hearing this from us, we thought you'd rather read the perspectives of Warren, LaVal, Bob, Jill, Lisa and Lonnie.

ProQuest Company is among the world's largest, most progressive publishers of digital content for the academic, automotive, library and powersports industries. The company provides access to a body of information that is unmatched in breadth, depth and added value.



Revolution

Warren Holder, Electronic Information Resources Coordinator
University of Toronto Library, Toronto, Ontario

People have been coming to the library for centuries. Now the library is coming to them. At the University of Toronto, 25 percent of library usage occurs when the library is closed. That's the phenomenal impact technology and the Net are having on academic libraries. Electronic content is the "killer app" for academicians and students. Research projects that would take weeks or even months are now reduced to a few hours using online products like ProQuest. We've been a microfilm customer of ProQuest for decades – we still are – but the latest digital products from ProQuest Company, such as Digital Dissertations and Early English Books Online, are truly inspired. They offer broad, deep content with higher levels of speed, access, convenience and added value. I believe these collections will lead to new discoveries and new ways of thinking about the world. There's a revolution happening in the library world. I'm excited to be part of it.

ProQuest: ProQuest Company's flagship product line, ProQuest,® is currently used at thousands of institutions worldwide. The line includes more than 100 products and services for all levels of education. ProQuest Company's vast content holdings consist of more than 6.5 billion pages of information, including more than 21,000 periodical titles, 7,000 newspaper titles, 1.5 million abstracts to dissertations, 390,000 out-of-print books and 15 million proprietary abstracts.

Libraries: Academic libraries in North America spend nearly $2 billion on materials annually, and public libraries spend more than $900 million. Already 69 percent of college students own personal computers, and 95 percent of these access the Web. More than $250 billion is spent each year in post-secondary education in the United States, and billions more are spent overseas.



LaVal Perry, President

All American Ford and Lincoln-Mercury, Saginaw, Michigan

When I played point guard at the University of Detroit, I handled the ball, *ran the offense and paid close attention to the actions* of my teammates – and of the competition. These days, Alison information services from ProQuest Company help my teams at All American Ford and All American Lincoln-Mercury make similar moves. Alison puts important information right at our fingertips, giving us the tools needed to make important business decisions. With Alison, we can get an instant snapshot of the dealership's financial position on key items such as sales, expenses and profit margins. It helps us manage expenses and growth initiatives. Alison even calculates what effect personnel changes will have on profitability and overhead. Best of all, Alison provides us year-over-year comparisons and benchmarks on how we stack up against our competitors and the industry as a whole. I can analyze a line item on any number of business factors against a composite average. So we know at any time what the score is – and what it takes to win.

Fingertips

Alison: ProQuest Alison, a United Kingdom-based business unit of ProQuest Business Solutions, helps automobile manufacturers and their dealer networks around the world measure and compare relative dealership performance. The company *collects, manages and publishes* business-management information related to performance benchmarking, business planning and forecasting, and operational statistics.

Dealership: Alison provides key decision-support services to automakers and their dealerships. The market for providing these specific services to these two groups is more than $60 million a year. Alison is also penetrating rapidly developing markets, including direct sales of its services via the Internet to automotive sales and aftersales organizations.



Robert Karlesky, Service Director
Gateway Chevrolet-Oldsmobile, Chicago, Illinois

We fix nearly 100 cars a day at my dealership's service department. We're in the city, so we can't sprawl out and double our number of service bays like they do in the suburbs. So we work twice as hard. We have 25 service technicians and run two shifts, from 6 a.m to 1:30 a.m. It helps that we have an electronic parts catalog from ProQuest Company. It makes us more efficient. Did you know the average vehicle has about 10,000 parts? We can't have four or five service techs waiting to look up parts at the counter. ProQuest's CDs have every GM car part going back to 1976. That's a lot better than when I started in this business 21 years ago. At most places, you had to look up parts in a huge paper catalog. Looking up parts in foreign-car catalogs was an even bigger headache. The EPC is accurate. You get the right part every time. And it's comprehensive. The software pulls up a detailed diagram and will even give you the time-labor guide for the repair. And it's convenient. You just type in the VIN and bingo! – you get the part you need.

BINGO!

Service department: ProQuest Business Solutions powers the service departments of dealerships with more than 40,000 installations around the globe. Proprietary technology and relationships with 28 automakers protect ProQuest Company's leading market share of dealers using electronic parts catalogs. Expected revenue growth of 7 percent to 9 percent at this division will be derived from new dealers, new manufacturer relationships, overseas expansion, competitive takeaways and annual price adjustments.

EPC: Electronic parts catalogs help parts and service operations – which account for 42 percent of an average dealership's profits – function more quickly and cost-effectively. Auto technicians can access accurate, up-to-date parts information via high-performance systems. ProQuest's products are published in 17 languages and interface with more than 70 dealership management systems.



Jill Kickul, Ph.D., Assistant Professor of Management
DePaul University, Chicago, Illinois

My classes keep pace with the speed of business, and I assign only the most timely, relevant materials. An article that's only six months old may be obsolete today. Thankfully, I have a terrific way of bringing the most current supplementary course materials into my classroom. It's called XanEdu. I use XanEdu to create electronic CoursePacks of up-to-date articles on management and strategy from business magazines like *Fortune* and more scholarly publications like the *Harvard Business Review.* It used to take me four or five weeks to put together an old-fashioned paper coursepack. Because XanEdu is Internet-based, and all the articles are copyright cleared, it now takes just a few days. That's important when the courses last only 10 weeks or less. My students like XanEdu, too. It's inexpensive and convenient. They just download the articles from the secure Web site – anytime, anywhere. So now, a week or so before the new class starts, my students log on to the XanEdu CoursePack I've created, and we've got the green light for a lively, provocative learning session right from the start.

Green Light

Classroom: College students spend more than $300 million a year on supplementary course materials. ProQuest Company is penetrating this market with XanEdu, a division of ProQuest Information and Learning created in 2000. Currently, more than 1,000 institutions offer XanEdu products. More than 10,000 professors are registered to use XanEdu, and more than 7,500 are active users.

CoursePacks: With XanEdu, professors can create CoursePacks – collections of articles derived from ProQuest Company's vast content holdings that are delivered in print or via the Internet. Students can also use XanEdu™ ReSearch Engines to access thousands more articles for their studies.



Lisa Rying, Senior, Duke University, Durham, North Carolina

I love old books. As a little girl I wanted to read the old leatherbound books in the display case at the library – the ones they never let you check out. Now I get to read old books at the library whenever I want with ProQuest's Early English Books Online. It's a digital collection of nearly every book printed in English from 1475 to 1700. I've accessed ProQuest's many online collections at our library, and I've found EEBO to be one of the best for English majors like me. I used EEBO to write a paper on John Donne's *Songs and Sonnets* for my Graduate Renaissance Lyric class. Reading Donne's 400-year-old folio as it was published originally gave me dozens of ideas for research that would have been impossible with a text-only version. Plus, ProQuest's indexing and abstracting makes searching for related manuscripts simple and fast. I'm sure I'll explore similar digital collections when I'm in grad school… and when I get my Ph.D. Hopefully, by that time, students will be studying my published poetry online.

Folio

Library: ProQuest Information and Learning reaches more than 10 million North American students through more than 4,000 college and university libraries. In addition, 25 percent of North American public libraries subscribe to electronic resources from Proquest. And through its bigchalk equity venture, the company reaches 43,000 K-12 school libraries.

Early English Books Online™ (EEBO™): ProQuest Company's first product derived from the Digital Vault Initiative™ (DVI), EEBO has already generated more than $10 million in sales since its introduction in 1999. Other promising products from DVI – the company's massive project to digitize its database of newspapers, periodicals and old books – include ProQuest Historical Newspapers,™ The Gerritsen Collection: Women's History Online™ and Digital Sanborn Maps.™

Lonnie Watkins, General Manager
Power Motor Sports, Palatine, Illinois

While most people would love to own the all-terrain vehicles and limited-edition Ducati Superbikes we sell, not many people actually need them. So at my powersports dealership, we have to be smart about all aspects of the business to keep revenues up and expenses down.

Fortunately, we have Lightspeed from ProQuest Powersports. It's a dealership management system that helps us in several ways.

First of all, it's efficient. Having a DMS installed at the dealership means we don't have to hire extra staff to process paperwork like licenses, titles and loan documents.

The DMS also lets me and my business partner, Mark Kovalsky, keep a close tab on our cash flow. With Lightspeed we can examine in real time the profitability of every part, vehicle or department.

Best of all, Lightspeed helps turbocharge our sales. We can approve loans in less than 10 minutes and close the deal... before the customer changes his mind about riding home on a sweet new 1300cc Yamaha Royal Star Midnight Venture.

Turbocharged



Powersports dealership: The nearly $50 billion powersports industry – which includes motorcycle, snowmobile, marine, all-terrain and recreational vehicles – relies on dealership management systems (DMS) from ProQuest Powersports. This business unit in 2001 increased new orders by 15 percent and increased its installed customer base by 11 percent. ProQuest Powersports will continue to grow as the market and demand for sophisticated dealership management systems expand.

Lightspeed™: Dealership management systems – Lightspeed for motorcycle dealers and Zybis™ for marine dealers – link sales, service, parts and accounting functions, helping dealers operate more efficiently and profitably. Half of *Dealernews Magazine's* Top 100 Motorcycle Dealerships of 2001 depended on Lightspeed to run their businesses.

Letter from the Chairman

To our shareholders, customers and associates: The first year of the new millennium also marked a very strong beginning for ProQuest Company. We completed our transformation into an organization with a single focus: to become a world leader in providing proprietary content and information services to the education, library, automotive and powersports industries. And by doing so, we laid the foundation for continued growth and prosperity at ProQuest Company.

In June we officially launched the company under the new name and ticker symbol (NYSE: PQE). In September we sold Bell & Howell Mail and Messaging Technologies to a private buyer, which left us with two core businesses, Business Solutions (formerly Publishing Services) and Information and Learning. Both recorded excellent years, and as a result ProQuest Company revenues increased 7 percent to $401.6 million. Earnings before interest and taxes (EBIT) grew 62 percent to $68.7 million. Earnings per share from continuing operations rose to $1.13 per diluted share, compared with 36 cents per diluted share a year ago.

Several factors contributed to this solid performance in 2001 and will continue to command our attention in the years to come. First, we have a pipeline to tens of thousands of very loyal customers who continue to sign long-term contracts at rates exceeding 90 percent a year. Second, we have a strong and proven platform for acquiring and assimilating new content, creating new databases and successfully selling higher margin products. Finally, we've become quite adept at executing our plans for growth while remaining very prudent in our expense management.

Looking at specific division performance, Business Solutions, which provides electronic content, related services and e-commerce applications for automotive and powersports dealerships, delivered solid results in 2001. Its revenues grew 7 percent to $165.6 million, and EBIT increased 43 percent to $40 million. This year we began to focus more attention on the international portion of the business. As a result, overseas revenues for this division grew 5 percent to $38.6 million, and we see more room for growth.

Revenues for ProQuest Information and Learning, which collects, organizes and distributes information worldwide to researchers, faculty and students in libraries and schools, also increased 7 percent to $236.0 million. EBIT grew 33 percent to $40.3 million. Sales of our digital products generated $132.8 million. These products, first introduced in 1995, now represent more than half of the division's revenues.

The early returns on some of these new products are quite promising. A good example of our product-development efforts is the Digital Vault Initiative™ (DVI). This program, begun in 1998, is converting North America's largest commercial microform holding into the world's largest searchable online archive. The first products developed from the DVI, including Early English Books Online™ and The Gerritsen Collection: Women's History Online,™ generated revenues of $9.1 million in 2001, up from $4.3 million in 2000.

One of the most exciting products in this initiative is ProQuest Historical Newspapers.™ This is our ambitious effort to digitize every back issue of America's most respected national newspapers, including *The New York Times, The Wall Street Journal, The Washington Post* and *The Christian Science Monitor.* The response from trial users of Historical Newspapers has been encouraging. By year's end more than 120 universities and public libraries had converted free trial subscriptions to paid ones. These conversions to subscription sales have been strong thus far in 2002 and are expected to continue.

We also made three strategic acquisitions in 2001. We acquired Heritage Quest, one of the largest providers of genealogical information in the United States. Through that acquisition, we obtained the complete and fully indexed U.S. census records dating from 1790 to 1920, plus the content of more than 250,000 publications devoted to genealogical information. By acquiring Softline Information, we gained the content of more than 500 magazines and newspapers from the minority, ethnic, alternative and independent press. Finally, we purchased Custom Campus Publishing, a print coursepack publisher that has relationships with the major college-bookstore chains.

These acquisitions are characteristic of our strategy to first find exclusive content that complements or fills a gap in our current holdings and then to assimilate quickly that content into our product line. Such acquisitions are proving to be low-risk, high-return growth vehicles.

In addition to new products, we're also pursuing new markets. One promising venture is in the area of college coursepacks. Coursepacks are collections of photocopied newspaper and magazine articles that students purchase from their college bookstores.

Many of these articles already are available digitally and with publisher consent in ProQuest databases. So in 2000 we created XanEdu, a division that publishes copyright-cleared online and print course materials for higher education. XanEdu™ products allow professors to tap our databases in order to create their own online coursepacks. Currently more than 1,000 institutions offer XanEdu products. More than 10,000 professors are registered for XanEdu and more than 7,500 are active users. In just over one full semester, XanEdu generated $4.3 million in revenues.

James P. Roemer, Chairman and CEO
ProQuest Company, Ann Arbor, Michigan

I've never been more jazzed about the prospects for ProQuest. At one time we were building technology and hoping to be "a player." Today we are a significant force in electronic publishing. Business Solutions faces a world of opportunities. Information and Learning has great products and is successfully expanding into new markets. Our balance sheet is strong, and we have the people and the resources to do remarkable things. It's just great to be part of this momentum.

Jazzed



Spark

Alan Aldworth
President, COO, and acting CFO
ProQuest Company, Ann Arbor, Michigan

I knew we were on to something during a meeting with a very influential securities analyst in the education arena. While he was quite impressed with ProQuest Company's overall strengths – such as its high renewal rates and unmatched content – a spark came to his eyes when we showed him a demo of an electronic CoursePack from XanEdu publishing.

You see, this analyst had recently received his doctorate. He started to recall how laborious it was to research and properly cite articles for academic papers. As we explained how XanEdu makes students' and professors' lives easier, he said, "I wish I had that when I was getting my Ph.D.!"



We expanded this effort by reaching agreements with major educational publishers John Wiley & Sons, McGraw-Hill and Pearson Publishing to enhance their college textbooks by delivering updates and related content through our XanEdu Web site.

Although XanEdu is still in its early stages, we believe it has the potential to become a major component of college curricula and expect that unit to more than double its sales in 2002.

This year we also expanded our business in K-12 schools. Though these institutions are slower than colleges in adopting new technology and digital content, we believe K-12 schools offer a logical extension of our product offerings to universities and public libraries. Through our bigchalk equity venture, ProQuest® products are now in 43,000 of the 110,000 public and private schools in the United States – and we're committed to expanding this coverage and increasing our penetration.

You'll note that in this annual report we refer to ProQuest Business Solutions, formerly known as Publishing Services. We changed the name of this division to more accurately describe how we publish technical information and competitive performance data and provide dealership management services to three groups: auto dealers, powersports dealers and automakers.

We continue to see strong revenue growth potential in our automotive and powersports businesses. We currently have publishing agreements with 28 auto manufacturers and handle 65 percent of the North American electronic parts catalog (EPC) business. As we have done with Information and Learning, we're building this business by adding new customers, introducing new products and expanding into new geographic markets.

In the United States we're building our market share through aggressive sales programs and third-party agreements. We continue to attract new dealer-customers to ProQuest Powersports, which sells dealership management systems to motorcycle, marine and recreational vehicle dealers. This business recorded an 11 percent increase in both its installed base of dealer management systems and its recurring revenues in 2001.

Another avenue for new products is OEConnection. In this venture we are equal partners with our biggest EPC publishing partners: DaimlerChrysler, Ford and General Motors. OEConnection is an online purchasing center for manufacturers, dealers and the collision shops served by those dealers. Although still in its early stages and not a material contributor to ProQuest revenues or earnings, OEConnection continues to build its subscription base.

We are optimistic about ProQuest Company's opportunities for growth overseas, and we are particularly excited about the international auto dealer market. Our EPCs are rapidly gaining popularity, and we are deploying a direct sales force in high-potential areas of Asia and South America to take advantage of market demand. In other regions we are developing licensing arrangements with third-party resellers.

In Europe we introduced TrackerPac™, a new Web-based retail-performance system that provides General Motors dealers with sales and marketing information. Providing this kind of business analysis solidifies our position with both automakers and auto dealers.

As I look ahead with Alan Aldworth, who recently was promoted to president and chief operating officer, and continues to act as chief financial officer, I am very excited about our plans and prospects for 2002. We approach the marketplace loaded with scores of compelling and profitable new products that are generated from our unique and enormous databases, then tailored to meet the specific needs of our customers. We stand ready to take further advantage of the pipelines we've laid into tens of thousands of automotive dealerships, powersports dealerships, libraries and colleges around the world. And we're aggressively sharing this plan and progress on Wall Street as part of an expanded investor relations program.

This positive momentum combined with the most committed, creative and customer-driven group of professionals in the industry convince me we have the pieces in place to deliver another very strong year. Look for sales in 2002 to grow between 9 percent and 13 percent, increasing total revenues to between $440 million and $455 million. Similarly, you can expect EBIT to grow between 22 percent and 26 percent.

And that's just the beginning.

Thank you for your continued confidence,



James P. Roemer
Chairman and Chief Executive Officer

Interview with Jim Roemer, Chairman and Chief Executive Officer, and Alan Aldworth, President, Chief Operating Officer, and acting Chief Financial Officer.

You launched ProQuest Company in June 2001 as a company focused on providing content and information services to the academic, library, automotive and powersports industries. How satisfied are you so far with the company's post-launch performance?

Jim Roemer:
I've been very pleased with our performance – and the best is yet to come. Our core businesses – ProQuest online, electronic parts catalogs (EPCs) and even microfilm – delivered excellent results in 2001. We reached our year-end earnings target, growing EBIT 62 percent to $68.7 million. Revenues grew 7 percent to $401.6 million. So even though we launched the company during a challenging economic period, ProQuest Company had an outstanding year, financially and operationally.

To create ProQuest Company, you sold two hardware-based businesses. What has been the impact on your information and content businesses?

Jim:
As we expected, the net effect has been positive on three fronts. First, we used most of the proceeds from the sale of Bell & Howell Mail and Messaging Technologies and Bell & Howell Imaging to reduce net debt to $251.0 million and dramatically improve our balance sheet. Second, selling those companies allowed our management team to focus completely on growing the core businesses that represent our future: ProQuest Information and Learning and ProQuest Business Solutions. Third, the refocusing of this company means we can now tell a more compelling story to the investment community.

Now that you've restructured the company, what are ProQuest Company's competitive advantages?

Jim:
Beyond the improved focus and financial position of ProQuest Company as a whole, our two divisions have distinct and powerful selling propositions that drive growth of sales and profits. We have a huge repository of propriety content, unmatched in breadth and depth. Our many exclusive publishing partnerships make us the sole provider of the content our customers need. Our wide and deep base of loyal customers relies on our products for the operation of their businesses and departments. And we are able to create and deliver new digital products quickly to these customers.

How do these competitive advantages relate to ProQuest Company's long-term prospects for increased revenues and earnings?

Alan Aldworth:
The company's operations are based on a proven, profitable publishing business model. To colleges and auto dealerships, for example, we sell access to largely proprietary content – and we do it via subscriptions and multiyear contracts. The nature of these subscriptions means we know at the start of each year the source for about 80 percent of our revenues. This insight gives us the ability to forecast sales, expenses and profits with confidence.

In addition to stability and sustainability, our businesses are well-positioned for promising growth. We are growing these businesses by leveraging our existing content and technology. We're also moving into new markets, such as college classrooms with XanEdu. Furthermore, we are continuing our efforts to expand our presence in K-12 schools and public libraries.

Finally, we have a strong management team comprising veterans from the industries we serve. Jim, Joe Reynolds at Information and Learning, Bruce Rhoades at Business Solutions and I have considerable experience building and operating publishing and information services companies.

Let's talk about your Information and Learning business. In 2001 revenues for this business grew 7 percent to $236.0 million and now account for 59 percent of total revenues. What is driving this growth?

Alan:
We are growing Information and Learning in three principal ways: by introducing new products, by adding new customers in existing markets and by entering new markets. In the higher-education market, where we have a presence in all the collegiate libraries in North America, we expect most of our growth will come from selling new digital products like ProQuest Historical Newspapers™ and Early English Books Online.™ In fact, ProQuest products that are less than 5 years old now account for approximately 25 percent of the division's revenues, and we expect continued growth as we develop similar new products for our customers.

New products also are helping us win new customers in existing markets. For example, we're developing products that are tailored to public libraries, such as Heritage Quest Online.™ As a result, we recorded new sales in 2001 to public libraries in Chicago, New York and Cleveland – and revenues from this category increased by 60 percent.

What about your third growth driver, new markets?

Alan:
Here in North America, we're aggressively developing the market for a new form of coursepacks, those supplemental essays and periodical articles that college professors assign and students traditionally buy at bookstores or local copy shops. Much of this material already exists in ProQuest's digital archives. Our new division, XanEdu, now provides these coursepacks online and in print for higher-education faculty and students. XanEdu generated $4.3 million in revenues for us in 2001, most of which came from the fall semester. We expect this business to more than double in 2002.

We're also increasing our sales and marketing efforts in Europe and Asia, especially in the stronger markets. Sales were up at Business Solutions, but down slightly at Information and Learning largely due to economic factors beyond our control. Still, we remain bullish about the future internationally. EPCs are growing more popular with auto dealers and manufacturers overseas, and we see a healthy demand for our education-related content worldwide.

How did those recently introduced digital products from the Digital Vault Initiative™ perform in 2001, and what do you look for in the future?

Jim:
We've seen a dramatic increase in sales potential when we convert a microfilm product into a digital product. A good example is Early English Books Online, our first from the Digital Vault Initiative, which is our effort to create the world's largest searchable online archive. EEBO™ already has generated more than $10 million in sales since its introduction in 1999.

If EEBO is any indication, other DVI products should perform well. Overall, sales of these products more than doubled to $9.1 million in 2001, up from $4.3 million in 2000.

Another exciting component of the DVI is ProQuest Historical Newspapers, our plan to digitize all the back issues of leading newspapers including *The New York Times, The Wall Street Journal, The Washington Post* and *The Christian Science Monitor.* Based on initial customer reactions, we're very bullish on ProQuest Historical Newspapers, which was launched in 2001 and scheduled to be widely available in 2002. The feedback among our 1,000 trial users has been outstanding. We've signed up more than 120 paying subscribers for this product, and we expect to convert many more into paying customers when the digitization is completed.

How have the new digital products affected your microfilm sales?

Alan:
Microfilm serves a vital archival purpose for academic and public libraries. It is also a very good business for us and accounts for about $100 million in high-margin sales year after year. We expect that digital products will slowly erode our microfilm business to some degree – and we're pleased it's being replaced with our own digital products – but this is happening far more slowly than anyone anticipated. Indeed, some librarians prefer to purchase both versions of collections – electronic for research that requires immediate access and microfilm for archives.

Interview with Senior Management (cont'd)

You have said that XanEdu is an example of how ProQuest repackages content to enter a new growth market. What progress have you made at penetrating the college classroom market with XanEdu?

Jim:
I'm pleased with the growth of XanEdu, which currently sells digital coursepacks, digital casepacks and digital supplements for textbooks, as well as printed material. At the end of 2001, XanEdu was available at more than 1,000 schools. More than 10,000 professors are registered to use XanEdu, and more than 7,500 are active users.

On the curriculum side, our products require a major shift in behavior among professors who must move from assigning print coursepacks to digital ones. That shift is happening, but it will take some time.

XanEdu also supplements textbooks by delivering updates and related content through the XanEdu Web site. We are working to develop acceptance by traditional publishers and have signed deals with McGraw-Hill, John Wiley & Sons and Pearson Publishing. Furthermore, XanEdu has formed alliances with distance-learning companies like WebCT and Blackboard to deliver XanEdu content through their frameworks.

Now let's switch gears to the automotive side of the business. Why did you recently change the name of your Publishing Services business to Business Solutions?

Alan:
We changed the name because it better describes the technical content, dealership management systems and services, and performance databases the division offers. ProQuest Business Solutions serves three types of related customers. In our core business, for auto dealers, we provide electronic parts catalogs and related hardware, as well as information services that make dealers smarter and more competitive. For powersports dealers, who sell motorcycles, ATVs, personal watercraft and recreational vehicles, we provide electronic parts catalogs and dealer management systems. Finally, for auto manufacturers and dealers, we provide dealership performance information.

Although you have 65 percent market share for EPCs in North America, Business Solutions revenues in 2001 grew by 7 percent. What is driving the growth of this business?

Jim:
This was a good year for our business overall, with sales of our content and services actually increasing by 12 percent. As with our Information and Learning business, growth here continues to come from adding new customers, selling more products to existing customers and inventing new products. Specifically, we're continuing to sign up more large, multifranchise dealers in North America, and we're also growing our international customer base, despite lingering weakness in the economies of Europe and Asia.

We're also realizing opportunities for cross-selling products to both automakers and auto dealers. We've successfully integrated our EPC business with programs to equip auto manufacturers and their dealers to better measure and compare dealership performance. And we're always looking for ways to deliver new products through our pipeline of 40,000 dealers. For example, internationally, we see strong acceptance of TrackerPac,™ a Web-based retail-performance system for General Motors dealers. TrackerPac has already been fully implemented in Europe.

Add these efforts to our high customer-renewal rates and built-in price increases, and you have a formula for a strong, stable, profitable business, with very predictable top-line growth prospects.

How are your efforts in the powersports market coming along? What do you expect in 2002?

Alan:
Powersports performed well this year under an excellent new management team. We enjoyed a 15 percent increase in new motorcycle, marine and RV dealer management system orders and an 11 percent increase in our installed customer base – and we believe there is ample opportunity for further growth.

One related venture that we decided should not be part of Business Solutions is MotorcycleWorld.com. At one time, we thought this e-commerce Web site, which we acquired in 1999, would be a good complement to our powersports business. However, a key strategic partner that the business depended on backed out – effectively shutting off the products we had hoped to offer – so we sold the business in October.

Moving to the international arena, tell us more about your overall performance overseas in 2001. What do you expect in 2002?

Jim:
International business performance was mixed. The automotive segment held up well because of the long-term agreements I've mentioned. The education business declined due to several factors including a weak Euro, a strong dollar and an economic recession. To compensate we're keeping a tight lid on our expenses, focusing on markets where libraries have money to spend and conducting more transactions in local currencies to avoid losses from exchange-rate fluctuations.

Looking ahead to the rest of 2002, I expect international revenues to continue to contribute about 20 percent of our total business – the result of new product offerings, increased market demand and aggressive sales efforts.

What about capital expenditures? How much were they, and what do you forecast for 2002?

Alan:
Capital expenditures in 2001 were $53 million, up 24 percent from $43 million in 2000, and we expect them to stay in the $50 million to $55 million range for 2002. We're continuing to make important investments in the company's infrastructure and will continue to spend about $25 million per year on the Digital Vault Initiative alone.

Much has been written in the press lately about the "revenue-recognition" practices of software and electronic-publishing companies. How does ProQuest Company book sales of its long-term subscriptions?

Alan:
Our approach to revenue recognition is in full compliance with Generally Accepted Accounting Principles and with SEC Staff Accounting Bulletin No. 101. For example, if we have a five-year contract, we recognize one-sixtieth of the total revenue related to that content subscription each month for five years. More details are provided in our SEC filings.

Earlier you mentioned that you reduced net debt to $251 million, from $507 million. How has this affected your business?

Alan:
We reduced our debt and improved our balance sheet through the sale of two hardware businesses, which had been classified as discontinued operations. Given the stable, subscription-based nature of our businesses, we are comfortable with our current debt level. That said, we are always exploring other ways to reduce our debt to give us more flexibility for funding internal growth initiatives and for making acquisitions.

Interview with Senior Management (cont'd)

On that subject, what is your acquisition strategy, and what acquisitions did you make in 2001?

Jim:
Our strategy is to aggregate content, add value to it, then integrate it into new and existing product lines. We take much of that content from our enormous archives or from existing publisher agreements, but we acquire some specialized content by buying the company that offers it.

We made a few purchases in 2001, with small "tuck-in" acquisitions such as Heritage Quest for genealogy content, Softline Information for ethnic and alternative media and Campus Custom Publishing for higher-education coursepacks.

In the coming years, we expect to make similar small acquisitions of exclusive content.

Besides the acquisitions, what other business relationships did you develop in 2001, and how are they turning out?

Jim:
Last year we formed several relationships to republish content. One of the biggest of these was with Swets Blackwell, one of the world's largest aggregators of content from scholarly and research e-journals. Through a linking agreement, ProQuest library customers will be able to access Swets Blackwell's e-journals as well. This enables users to retrieve key information in one search instead of many. At the same time, Swets Blackwell will begin to deliver ProQuest products to its 60,000 corporate, academic, medical and government clients around the world.

XanEdu also made significant progress in developing programs with publishers like Harvard Business Publishing and *The Economist* to extend our reach in this market. Earlier I mentioned our agreement with Pearson Publishing to offer "XanEdu-enhanced" textbooks. Under the agreement, students buy textbooks that are supplemented by semester-length subscriptions to a XanEdu Web site that features book updates and related information. This represents the kind of revenue-generating alliance we are looking to develop in the future. On the automotive side, our alliance with the Big Three automakers in the form of OEConnection continues to progress. Early in 2002 Toyota and Nissan joined a growing list of automakers embracing OEConnection as a means to help dealers build their wholesale parts business. And recently the venture introduced a new online product, D2DLink,™ which allows dealerships to locate parts quickly at other dealerships. It also simplifies dealer-to-dealer sales.

Finally, what are your priorities for 2002?

Jim:
Broadly speaking, we will continue driving profitable revenue growth. Specifically, our objective is to achieve full-year revenue increases of approximately 9 percent to 13 percent and full-year EBIT growth of 22 percent to 26 percent.

At ProQuest Information and Learning, we need to generate more sales from our recently introduced products and to keep introducing new electronic products. At ProQuest Business Solutions, we need to take further advantage of our pipeline of 28 manufacturer-customers and 40,000 dealer-customers. Increasing market share outside of North America is a top priority for both units.

The following pages contain
selected financial statements
and commentary from the company's
filing on Form 10-K with the
Securities and Exchange Commission.

Substance

ProQuest Company prepared
these financial statements
and is responsible for the accuracy
and fair presentation of their contents.
They were prepared in accordance
with generally accepted accounting principles
and audited by KPMG LLP,
ProQuest Company's independent accountant.
KPMG was given unrestricted access
to our financial records.

The following statements should be read
in conjunction with the company's Form 10-K:

Management's Discussion and Analysis of Financial Condition and Results of Operations

This section should be read in conjunction with the Selected Consolidated Financial and Operating Data and the Consolidated Financial Statements of ProQuest Company as found in the company's Form 10-K. To obtain a copy of this document, please write to: Mark Trinske, Vice President, Investor Relations, ProQuest Company, 300 N. Zeeb Road, Ann Arbor, MI 48103.

Business

ProQuest Company is a leading provider of information and content to the education and transportation industries. Formerly known as Bell & Howell, ProQuest has a 97-year history with more than 50 years in information and content aggregation. Through our Information and Learning segment, which primarily serves the academic and library markets, we aggregate and publish value-added content from a wide range of sources including newspapers, periodicals and books. Our Business Solutions segment provides electronic delivery of technical and schematic information to the automotive and powersports (motorcycle, marine, and RV) markets. Our company has demonstrated strong, stable growth in both revenue and earnings in the last few years with 2001 revenue increasing to $401.6 million from $359.5 million in 1999 and 2001 operating income increasing to $68.7 million from $42.2 million in 1999.

Our predecessor company, Bell & Howell, has been synonymous with creative and technology-based solutions since 1904. In 2001, we sold the legacy Imaging, Mail and Messaging Technologies and finance-related businesses and changed our name to ProQuest Company. We used the proceeds from the divestitures to significantly reduce our debt.

Information and Learning (I&L). I&L transforms information contained in periodicals, newspapers, dissertations, out-of-print books and other scholarly material into easily accessible electronic form, microfilm or print on demand. I&L aggregates information from a broad array of newspapers and periodicals with which we have licensing arrangements, including *The New York Times, The Wall Street Journal,* and *The Christian Science Monitor.* We convert this information through our proprietary methods and add proprietary abstracts to create an expansive microfilm and electronic information vault. I&L's information vault includes information from over 21,000 periodical titles and 7,000 newspaper titles, as well as a unique content base consisting of over 1.5 million abstracts to dissertations, 390,000 out-of-print books, 550 research collections, and over 15 million proprietary abstracts. The information vault covers all major categories of study – business, humanities, social science, medical/ health, ethnic and diversity studies, genealogy, psychology, biology and current events. This content is primarily English language-based, but also includes content in German, French and Spanish. The ability to provide our customers with full image content as it was originally published distinguishes us from other information providers, which typically store and provide information in a text-only format, omitting essential charts, graphs, pictures and other images. Our products are present in virtually every academic library in the U.S., and our library customers generally sign one-year subscription contracts to access I&L's proprietary database. Over the last three years, we have enjoyed approximately 90% renewal rates. In 2001, I&L represented approximately 59% of our total revenues.

Business Solutions. Business Solutions is the leader in the development and deployment of parts and service-oriented catalogs for the automotive and powersports industries worldwide. In 1985, we pioneered the automotive Electronic Parts Catalog (EPC). The system replaced paper and microfiche parts catalogs to provide a powerful and flexible technical reference system using CD-ROM technology. Over 30,000 automobile dealerships now use our EPCs worldwide. Business Solutions currently publishes electronic catalogs for GM, Ford, DaimlerChrysler, Honda, Toyota, Volvo, Nissan, Porsche, Saturn, and Land Rover among others. In addition, Business Solutions is a leading provider of dealer management systems and EPCs to dealers in the powersports markets. Business Solutions customer contracts are usually three to five years in duration, and we have enjoyed approximately 90% renewal rates over the last three years. In 2001, Business Solutions represented approximately 41% of our total revenues.

Overview - Information and Learning

ProQuest. Introduced in 1995, ProQuest online allows users to search and find useful information from full-text articles of thousands of newspapers and periodicals dating back to 1986. Our service helps librarians build information bridges that will enable users to locate resources appropriate to their needs. Our service combines easy-to-use search menus, current information, content in a variety of formats, and convenient delivery options and support. We provide the tools to efficiently create predefined searches, electronic reserve rooms for multiple simultaneous users, create magazine racks, establish reading rooms, and generate table-of-content services (curriculum support). All online text is customizable and allows easy integration with our customers' other information holdings. ProQuest SiteBuilder™ helps librarians by providing easy-to-use templates, copy-and-paste technology, and step-by-step help. Librarians can link selected ProQuest content to their online catalogs, library web sites and other Web-based resources. Durable Links™ ensures that subscribers will have continuous access to our content. ProQuest online allows users to search and find useful information from more than 7,000 periodicals, newspapers, and other resources contained in our databases. Users can pinpoint information quickly using simple or advanced search techniques. Quality indexing ensures unparalleled accuracy and specificity. We combine databases, primary sources, web tools, and curriculum support together to enhance and improve the research and education process for all of our users. We add approximately 37 million pages of current information to ProQuest online each year.

Chadwyck-Healey. The Chadwyck-Healey brand, acquired in 1999, is recognized internationally as a leading source of high-quality publications in the humanities. Chadwyck-Healey provides users with world-class databases in the arts, humanities and reference with particular strengths in language and literature, history, music, performing arts and film, biography, and news and reference on the United Kingdom, European Union and Asia.

Publications range from databases of medieval texts in Latin and Greek to up-to-the-minute reference resources such as KnowUK, an online reference service on the people, places and institutions that make up life in the United Kingdom.

Other humanities titles include flagship services such as Literature Online and History Online, both of which deliver a combination of primary works and extensive contextual support.

UMI. Our UMI product line includes microform newspaper and periodical subscriptions, microform newspaper and periodical backfiles, dissertation copies, dissertation publishing, out-of-print books, phonefiche, and scholarly research collections. Today, the UMI microform vault constitutes the largest commercially available microform collection in the world with over 6.5 billion pages.

Digital Vault Initiative. Based on our customers' needs, we have selected portions of our UMI microfilm collection to digitize and provide online access to important and difficult to find content from the 1980's back to as early as the 1400's. Customers include libraries and information centers, colleges and universities, and public, corporate and government libraries. Core to our initiative is the intent to create specialized content targeted at niche subject areas that allow us to segment the market more distinctly as well as broaden our selection of academic and research product offerings.

Digital Vault Initiative products include Early English Books Online (EEBO), a digital compilation of nearly all of the books printed in the English language from 1475-1700, the Gerritsen Collection of women's history and the American Periodical Series which features journal content from over 1,000 titles from 1741-1900. ProQuest Historical Newspapers is an initiative to digitize the full run of several of the nation's leading newspapers, including *The New York Times, Wall Street Journal, Christian Science Monitor,* and *Washington Post.* Once completed, libraries and educational institutions will have electronic access to newspapers dating back to 1851. Digital Sanborn Maps™ provides electronic maps. These maps contain the detailed property and land-use records that depict such information as building outline, size and shape, construction materials, height, windows and doors, and house numbers, showing the grid of everyday life in more than 12,000 U.S. towns and cities from 1867-1970.

Management's Discussion and Analysis (cont'd)

XanEdu. We recently launched XanEdu to further leverage our content through the development of supplemental curriculum materials for the college classroom. XanEdu is the world's largest source of premium online content targeted directly at students and faculty of higher education institutions. Driven by our vision to deliver core courseware content and to create tools for customizing online course materials, XanEdu seeks to improve the way students learn and the way instructors teach. XanEdu has experienced strong market acceptance with over 1,000 education institutions and more than 7,500 professors utilizing the service as of the end of 2001.

Our XanEdu service comprises of two components – the customizable XanEdu™ CoursePack products and textbook supplements. We employ subject-area specialists who have created a core portfolio of XanEdu CoursePacks, which professors can use to create customizable, copyright-cleared CoursePacks that are comprehensive, current and relevant to students. We have also partnered with major publishers such as Wiley, Pearson, and McGraw Hill, to create on-line supplemental materials that expand and enrich the publisher's textbook.

Further strengthening XanEdu's capability is its publishing services. With the acquisition of Campus Custom Publishing, we now offer instructors a turnkey solution to building CoursePacks, with the ultimate choice of distribution either online, in print, or by a combination of the two. Also, our copyright clearance services offer a streamlined solution for clearing content not currently found in XanEdu's extensive collections.

Content Wholesale. I&L provides content to premier information companies such as Reed Elsevier and Dow Jones which in turn provide content to their corporate desktop users. Under these relationships, we receive revenue based on the amount of ProQuest content accessed by these users.

I&L also provides content to bigchalk.com, inc. ("bigchalk"). bigchalk develops and markets products and services for research, curriculum integration, assessment, professional development and online community for teachers, students, parents, librarians and school administrators in the kindergarten through twelfth grade (K-12) educational community. We have an approximate 38.0% ownership interest in bigchalk on a diluted basis.

Overview - Business Solutions

Global Automotive. For over 17 years, we have been developing customized market-leading EPC solutions for the franchised automotive dealer market. Our ability to consolidate and transform manufacturer parts data from disparate sources into cohesive, integrated and highly customized systems is unmatched in the industry. This expertise has been recognized worldwide and is applied every day by 28 different manufacturers and over an estimated 250,000 users worldwide.

For our automotive customers, we create and market turnkey electronic parts catalog systems in 17 languages that allow automotive dealerships to electronically access manufacturers' proprietary technical documentation (such as parts catalogs, parts and service bulletins and other reference materials) and to interface with other important information systems (such as inventory management and billing) within the dealership. These applications help dealers improve business processes by transforming complex technical and performance measurement data into easily accessed answers. These applications also improve the parts-selling operations of dealerships and manufacturers, resulting in the sale of more Original Equipment Manufacturer (OEM) parts.

Performance Management Information and Services. With the acquisition of Alison Associates in 1999, we began offering performance management information to the automotive industry. Alison collects, manages and publishes key decision support information and provides tools that help automobile manufacturers and their dealer networks measure and compare relative performance. Alison is a global company that services 29 brands in 24 key markets with 30,000 dealers worldwide.

Dealer Management Systems. The Powersports unit provides dealer management and cataloging systems for the motorcycle, marine and recreational vehicle (RV) industries. These systems include accounting, customer service, and inventory as well as electronic parts catalog modules that help manage every aspect of the dealer's business.

Media Solutions. Media Solutions designs, develops and distributes software systems for the construction, mining and heavy equipment industries that automate product, e-commerce and corporate support functions between manufacturers, dealers and their customers.

OEConnection (OEC). OEC is a joint venture among Business Solutions, Ford Motor Company, General Motors and DaimlerChrysler. OEC extends the established electronic parts cataloging business by providing dealers and their wholesale customers a comprehensive, secure e-commerce portal. OEC has established and maintains this portal with the primary objective of facilitating the sale of original equipment automotive parts delivered through the franchised automotive dealership channel. OEC's current product offerings include "CollisionLink", which allows the dealer to extend sales to their wholesale customers, primarily collision shops, and "D2Dlink", which is an advanced parts locator system.

Financial information for each of our business segments and operations by geographic area is contained in Note 2 to the Consolidated Financial Statements.

Sales & Marketing. I&L and Business Solutions employ separate sales forces. ProQuest online, UMI, Chadwyck-Healey and Digital Vault products are sold directly to libraries. As of December 29, 2001, the ProQuest sales force comprises both North American and international sales representatives. Within North America, we have dedicated sales representatives for each major product type: traditional (17 salespeople), electronic (44 salespeople), and XanEdu (13 salespeople). These representatives sell directly to libraries, educational institutions, and bookstores throughout the United States and Canada. Outside of the U.S. and Canada, we use a direct international sales force comprising 33 sales representatives who sell the full portfolio of products to markets across the globe. Third-party international distributors augment this direct sales force. We use a variety of approaches to market our products, including trade shows, direct mailings, product brochures, and online product trials.

We sell Global Automotive, Alison, Powersports and Media Solutions products both domestically and internationally through an internal sales force of 60 salespeople. We market our products and services to two targeted groups: OEMs and individual dealership locations. To effectively reach the large OEMs, such as DaimlerChrysler, Ford, General Motors, and Toyota, we have strategically deployed a team of business development professionals in the world's principal automotive centers in the U.S., U.K., Germany and Japan. In the U.S. and Canada, products and services are sold directly to individual automotive and powersports dealerships using an experienced sales force. Key technology providers such as Reynolds and Reynolds and Automatic Data Processing (ADP) are also utilized as distributors and sales agents, respectively, to supplement the efforts of our direct sales force. Through various strategic and tactical marketing efforts including trade shows, events and targeted direct response programs, our sales force is able to continue to build strong and profitable customer relationships.

Management's Discussion and Analysis (cont'd)

Concentration Risk

We are not dependent upon any one customer or a few customers, the loss of which would have a material adverse effect on our businesses. In fiscal 2001, no single customer represented more than 10.0% of our consolidated net sales. Our top five customers accounted for 11.0% of consolidated net sales in fiscal 2001.

Employees

Our future success is substantially dependent on the performance of our management team and our ability to attract and retain qualified technical and managerial personnel. We consider our employee relations to be excellent.

As of December 29, 2001, we had the following number of employees, broken out by segment:

Employees	
Information & Learning	1,530
Business Solutions	970
Corporate	40
Total	2,540

None of our employees are represented by collective bargaining agreements.

Content and Data Licenses

We obtain most of the information and content used in our products from license agreements with third parties. These licenses are generally limited in scope and are nonexclusive. Licenses for content used in our I&L business generally have automatic renewal terms and renew for like terms unless terminated by I&L or the publishers. Our licenses with automobile and powersports manufacturers that are used in the Business Solutions business generally have a term of five years. Also, under these agreements the manufacturers have contracted to continue to provide content for the term remaining on the agreements in effect with our customers at the time of the termination. These licenses generally provide for the use of the content in many media formats including electronic, microform or paper.

Revenue. The Company derives revenues from licenses of database content (electronic products), sales of microform subscriptions, service, software, and equipment.

Information & Learning provides its customers with access to periodicals, newspapers, dissertations, out-of-print books and other scholarly material in exchange for a fee that normally covers a period of twelve months. Revenues from these subscription agreements are recognized ratably over the term of the agreements using the straight-line method. I&L also sells products where revenue is recognized when product is shipped. These products include microform newspaper and periodical backfiles, research collections, out of print books, dissertation copies, and dissertation publishing.

Business Solutions publishes parts catalogs for automotive dealerships and also provides dealer management systems software for powersports dealerships. Parts catalog products are generally sold under multiple-element arrangements that include hardware and related operating systems software, an electronic parts catalog (EPC) database and retrieval system, an agreement to provide periodic updates to the EPC database over the term of the arrangement, and specified services. The Company allocates the total revenue to be received under these arrangements between two elements – the hardware and related operating system software element and the remaining deliverables considered together as a group – based on relative fair value.

The Company accounts for the hardware and related operating systems software element as a sales-type lease, and recognizes sales revenue equal to the normal selling price for such systems upon shipment, when all significant contractual obligations are satisfied and collection of the resulting receivable is reasonably assured. The remainder of the fee due under these arrangements is recognized as revenue on a straight-line basis over the term of the agreement.

Revenue from powersports dealer management systems software is recognized when evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. Multiple element software license fees are allocated based on the relative fair values of the elements and recognized when accepted by the customer.

Discontinued Operations. In the first quarter of 2000, we began plans to divest our Mail and Messaging Technologies and Imaging businesses and our financing subsidiary. Accordingly, the operating results of these businesses have been segregated from our continuing operations, and are separately reported as a discontinued operation in the consolidated financial statements. We completed our divestiture plan in fiscal 2001.

Financial information for each of the Company's business segments and operations by geographic area is contained in Note 2 to the Consolidated Financial Statements.

Results of Operations

The following table sets forth continuing operations financial data, excluding gain/(loss) on sales of assets, restructuring charges, equity in loss of affiliate and cumulative effect of a change in accounting principle and its related tax impact:

Results of Operations	Fiscal Year 2001 Amount	Fiscal Year 2001 % of sales	Fiscal Year 2000 Amount	Fiscal Year 2000 % of sales	Fiscal Year 1999 Amount	Fiscal Year 1999 % of sales
Revenues	$ 401.6	100.0%	$ 374.3	100.0%	$ 359.5	100.0%
Cost of Sales	187.0	46.6	189.2	50.5	182.3	50.7
Gross margin	214.6	53.4	185.1	49.5	177.2	49.3
Less:						
Research and development	21.4	5.3	19.0	5.1	19.3	5.4
Selling, general and administrative	124.5	31.0	123.7	33.0	115.7	32.2
Operating income	68.7	17.1	42.4	11.3	42.2	11.7
Less:						
Net interest expense	25.0	6.2	28.4	7.6	10.1	2.8
Income tax expense	16.6	4.1	5.6	1.5	12.8	3.6
Net income	$ 27.1	6.7%	$ 8.4	2.2%	$ 19.3	5.4%

Management's Discussion and Analysis (cont'd)

Fiscal Year 2001 Compared with Fiscal Year 2000

Revenue

	2001	2000
Information & Learning	$ 236.0	$ 220.0
Business Solutions	165.6	154.3
Total	$ 401.6	$ 374.3

The Company's net sales from continuing operations increased $27.3 million, or 7.3%, to $401.6 million in 2001. Revenue growth was adversely impacted by lower than expected international sales, a virtual halt in one-time, non-subscription sales of digital vault content and microfilm after the September 11th tragedy, and a decline in revenue from our content wholesale channel due to the overall soft economy in 2001.

I&L revenue increased $16.0 million, or 7.3%, to $236.0 million. Growth in revenue is primarily due to an 11.8% increase in sales of electronic products. This growth is driven by a price increase of 3.0% and new product sales which increased 9.0%. The growth in electronic products revenue is demonstrated by the growth of the "annualized on-line subscription contract value". Annualized on-line subscription contract value is the projected 12-month revenue from all outstanding on-line subscription contracts. The total annualized on-line subscription contract value was $91.1 million and $79.0 million at year end 2001 and 2000, respectively. This represents a 15.3% increase that we believe is a good indicator of electronic subscription revenue growth, however, actual on-line subscription revenue may be impacted by other factors such as subscription renewal rates. Microfilm sales increased 7.0% as a result of price increases, which more than offset declining unit sales.

Business Solutions revenue increased $11.3 million, or 7.3%, to $165.6 million. Growth in revenue is primarily due to a higher number of renewals and higher contract renewal pricing. Additionally, Alison's revenue grew 11.1% from $25.2 million in 2000 to $28.0 million in 2001 mainly due to the release of the electronic version of its product TrackerPac in 2001.

Cost of Sales

	2001	2000
Information & Learning	$ 125.5	$ 125.8
Business Solutions	61.5	63.4
Total	$ 187.0	$ 189.2

Our cost of sales decreased $2.2 million, or 1.2%, to $187.0 million in 2001 as a result of reduced sales of low margin hardware at Business Solutions and reduced costs associated with I&L's data center.

Our overall gross profit margin (net sales less cost of sales) increased by 3.9 percentage points to 53.4% due to leveraging of our fixed cost infrastructure over increased revenues.

Research and Development

	2001	2000
Information & Learning	$ 10.0	$ 6.1
Business Solutions	11.4	12.9
Total	$ 21.4	$ 19.0

Research and development expense increased $2.4 million, or 12.6%, to $21.4 million in 2001 as we continue to invest in creating new products and integrating technology that streamlines the delivery of this content to our customers. I&L research and development expense increased 63.9% from increased expenditures for database and information delivery systems, while Business Solutions research and development expense decreased 11.6% from expense management.

Selling and Administrative

	2001	2000
Information & Learning	$ 60.2	$ 58.0
Business Solutions	52.7	52.2
Corporate	11.6	13.5
Total	$ 124.5	$ 123.7

Selling and administrative expense increased $0.8 million, or 0.6%, to $124.5 million in 2001. This reflects additional sales and marketing resources at I&L and Business Solutions offset by reduced Corporate expenses from staff reduction due to sale of discontinued operations.

Earnings from Continuing Operations

	2001	2000
Information & Learning	$ 40.3	$ 30.3
Business Solutions	40.0	28.0
Corporate	(11.6)	(15.9)
Total	$ 68.7	$ 42.4

Earnings from continuing operations increased $26.3 million, or 62.0%, to $68.7 million in 2001. The increase in earnings from continuing operations was due to the continuing high levels of subscription renewals, successful development of content for our ProQuest product line, and cost management.

I&L earnings increased $10.0 million, or 33.0%, to $40.3 million in 2001. I&L's increased operating earnings are due to strong performance of our core electronic business and sales of new digital products from our Digital Vault Initiative.

Business Solutions earnings increased $12.0 million, or 42.9%, to $40.0 million in 2001. These strong results reflect the increased sales of EPCs and increased sales of motorcycle, marine and RV dealer management systems from the Powersports division.

Corporate expenses decreased $4.3 million, or 27.0%, to $11.6 million in 2001 due to reduction in corporate staff and cost management.

Net Interest Expense. Net interest expense decreased $3.4 million, or 12.0%, to $25.0 million in 2001, primarily reflecting lower debt levels due to the Company utilizing the proceeds from the sales of discontinued operations to reduce outstanding debt levels.

Income Tax Expense. Income tax expense increased in 2001 as a result of higher operating earnings, partially offset by a lower effective tax rate for fiscal 2001.

The following items are not reflected in the Results of Operations table, but are reflected in the Consolidated Statements of Operations:

Restructuring

	2001	2000
Information & Learning	$ –	$ 4.8
Business Solutions	–	1.7
Corporate	–	(1.3)
Total	$ –	$ 5.2

In connection with the restructuring plan that commenced in December 1999, additional restructuring charges of $5.2 million for our continuing operations were incurred in 2000. These charges related to severance, obligations under non-cancelable leases for which no economic benefit will be subsequently realized, and business separation costs.

Gain / (Loss) on Sales of Assets

	2001	2000
Information & Learning	$ –	$ –
Business Solutions	(2.3)	–
Corporate	–	2.7
Total	$ (2.3)	$ 2.7

On October 31, 2001, the Company sold certain assets of MotorcycleWorld.com, Inc. including various domain names and web site content to Powersports Network, Inc.

Management's Discussion and Analysis (cont'd)

Equity Loss. The Company's equity in bigchalk's loss equaled $13.4 million in 2001. As a result of both venture capital financing and the exchange of the Company's investment in an entity acquired by bigchalk for additional shares in bigchalk, the Company owns approximately 38.0% of bigchalk on a fully diluted basis as of December 29, 2001.

Acquisitions. In 2001, the Company purchased Softline Information, Campus Custom Publishing, and Heritage Quest for a total of $17.8 million. We also made an additional $10.0 million investment in bigchalk.

The acquisition of CCP strengthens XanEdu's current business. CCP provides electronic and paper supplements to more than 1,000 colleges and universities nationwide. In addition, CCP has streamlined copyright capabilities, which accelerates the timeframe in which copyrighted materials can be incorporated into XanEdu products. Finally, we acquired CCP's archive of copyrighted content.

The Heritage Quest product line – which includes the popular Heritage Quest Web-based information service, as well as microfilm, CD-ROMs, and print products (Heritage Quest magazine, Genealogy Bulletin, more than 400 books, and more than 100 indexes) – is a valuable addition to ProQuest's genealogical resources, including the Genealogy and Local History Online database and Sanborn Maps Online.

Softline Information offers more than 500 newspapers and magazines from ethnic, minority, native, gender, alternative, and independent press. The titles are organized into five specialized databases covering ethnic, cultural, and demographic diversity, including: Ethnic NewsWatch, Ethnic NewsWatch History, Alt-Press Watch, Gender Watch, and Diversity Your World.

These acquisitions did not have a material effect on the comparability to the 2000 consolidated financial statements.

Liquidity and Capital Resources

The Company generated cash from operations of $25.6 million during 2001, compared with cash generated of $42.1 in 2000. The decrease in cash generated from continuing operations was primarily related to an increase in earnings offset by costs associated with content licenses and payments in 2001 for charges accrued in 2000 related to accounts payable and the restructuring.

Cash utilized in funding acquisitions in 2001 was $27.8 million versus $9.7 million for 2000. In 2001, the Company purchased Softline Information, Campus Custom Publishing, and Heritage Quest, and made an additional investment in bigchalk. In 2000, the Company purchased Media Solutions, Inc. and made an additional investment in bigchalk. Acquisitions and investments are funded from cash generated from operations or from borrowings under our credit facility.

Cash received from the sale of discontinued operations was $286.9 million for 2001 (net of expenses) compared to none in 2000. The cash received from the sale of discontinued operations was a result of the sales of the Imaging business and the Mail and Messaging Technologies business and its financing subsidiary.

Cash used by financing activities was $252.4 million for 2001, compared to $14.2 million in 2000. The change in cash from financing activities was primarily due to the payment of debt with cash received from the sale of discontinued operations.

As part of the sale of MMT and its financing subsidiary, the Company entered into certain contractual obligations and will continue to monetize limited amounts due from customers through MMT's financing subsidiary for the next three years. The Company's obligation related to certain portions of these monetized amounts have been classified as long-term deferred income on the Consolidated Balance Sheets. In connection with these transactions, the Company retains maximum credit risk of approximately $0.3 million per year.

The Company primarily finances its operations via a revolving credit agreement ("Credit Agreement") that matures in December 2003. The financial covenants of the Credit Agreement require the Company to maintain a minimum net worth level, a maximum leverage ratio, and a minimum fixed charge coverage ratio. Although there are no principal payments due until December 2002 (at which time the maximum amount of the credit facility is reduced by $50.0 million), there are limitations on the Company's ability to pay dividends, repurchase common stock, incur additional indebtedness, and make certain investments, acquisitions or divestitures.

When the Company sold its discontinued operations, the maximum amount of the credit facility was reduced from $600.0 million to $375.0 million. In February 2002, the credit facility was amended, decreasing the maximum amount of the credit facility to $325.0 million to reflect the Company's decreased borrowing needs after the sale of discontinued operations.

For the remaining two years on the term of the existing Credit Agreement, annual maturities of long-term debt are:

2002	$ 0.3 million
2003	$ 252.8 million

The Company is in compliance with all debt covenants.

Capital Expenditures and Outlook

	2001	2000	1999
Product masters:			
Information and Learning	**$ 43.7**	$ 30.2	$ 22.8
Other capital expenditures:			
Information and Learning	**5.3**	9.1	9.6
Business Solutions	**3.7**	3.2	2.3
Corporate	**0.2**	0.1	0.4
Total capital expenditures	**$ 52.9**	$ 42.6	$ 35.1

In fiscal 2001, 2000, and 1999, capital expenditures for the Company's continuing operations were $52.9 million, $42.6 million, and $35.1 million, respectively, a significant portion of which consisted of expenditures for product masters and creation of databases for I&L.

The Company expects to meet its needs for working capital for operations, to fund capital expenditures and potential acquisitions and to meet its debt service requirements through cash generated from operations and the credit facilities discussed above. Although there are no material commitments, the Company expects capital spending in 2002 to increase to approximately $54.0 million. These expenditures will be concentrated primarily on ongoing and new product master prepublication costs that management believes will generate future revenue growth. The Company's plans are dependent on the availability of funds as well as the identification of projects showing sufficient returns. As a result, there is no assurance that the Company's planned level or type of capital spending will actually occur in the future.

Seasonality

The Company's quarterly operating results fluctuate as a result of a number of factors including the sales cycle, the amount and timing of new products and the Company's spending patterns. In addition, our customers experience cyclical funding issues that can impact our revenue patterns. Historically, the Company has experienced its lowest earnings and cash flow in the first fiscal quarter with its highest earnings in the fourth fiscal quarter. Due to this seasonal factor, the Company maintains a revolving credit facility to fund interim cash requirements.

Report of Independent Auditors

The Board of Directors ProQuest Company:

We have audited the accompanying consolidated balance sheets of ProQuest Company and subsidiaries (the "Company") as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the fiscal years ended December 29, 2001, December 30, 2000, and January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ProQuest Company and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for the fiscal years ended December 29, 2001, December 30, 2000, and January 1, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 7 to the Consolidated Financial Statements, the Company changed its methods of accounting for certain inventory costs and revenue recognition during fiscal 2000.

KPMG LLP

KPMG LLP
Detroit, Michigan
February 11, 2002

Financial Statements and Supplementary Data

Consolidated Statements of Operations

Fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000.

(In thousands, except per share data)	2001	2000	1999
Net sales	$ 401,628	$ 374,301	$ 359,460
Cost of sales	(186,963)	(189,196)	(182,300)
Research and development expense	(21,381)	(19,034)	(19,259)
Selling and administrative expense	(124,546)	(123,642)	(115,732)
Restructuring charge	–	(5,196)	(10,505)
Gain (loss) on sales of assets	(2,312)	2,726	5,152
Earnings from continuing operations before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle	66,426	39,959	36,816
Net interest expense:			
Interest income	1,159	2,404	5,450
Interest expense	(26,198)	(30,765)	(15,582)
Net interest expense	(25,039)	(28,361)	(10,132)
Earnings from continuing operations before income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle	41,387	11,598	26,684
Income tax expense	(15,727)	(4,639)	(10,674)
Equity in loss of affiliate	(13,374)	(20,848)	(950)
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	12,286	(13,889)	15,060
Earnings from discontinued operations (less applicable income taxes of $1,840, $6,979, and $12,184, respectively)	3,002	10,469	2,731
Gain on sales of discontinued operations, net (less applicable income taxes of $1,518, $0, and $0 respectively)	2,476	–	–
Cumulative effect of a change in accounting principle	–	(65,302)	–
Net earnings (loss)	$ 17,764	$ (68,722)	$ 17,791
Net earnings (loss) per common share:			
Basic:			
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$ 0.52	$ (0.59)	$ 0.64
Earnings from discontinued operations	0.13	0.45	0.11
Gain on sales of discontinued operations	0.10	–	–
Cumulative effect of a change in accounting principle	–	(2.76)	–
Net earnings (loss) per basic common share	$ 0.75	$ (2.90)	$ 0.75
Diluted:			
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$ 0.51	$ (0.59)	$ 0.64
Earnings from discontinued operations	0.13	0.45	0.11
Gain on sales of discontinued operations	0.10	–	–
Cumulative effect of a change in accounting principle	–	(2.76)	–
Net earnings (loss) per diluted common share	$ 0.74	$ (2.90)	$ 0.75
Average number of common shares and equivalents outstanding:			
Basic	23,805	23,657	23,569
Diluted	24,077	23,657	23,853

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Financial Statements and Supplementary Data (cont'd)

Consolidated Balance Sheets
Assets
As of December 29, 2001 and December 30, 2000

(In thousands)	2001	2000
Current assets:		
Cash and cash equivalents	$ 2,659	$ 10,610
Accounts receivable, net	89,726	76,302
Inventory:		
Finished products	1,821	1,932
Products in process and materials	2,620	2,672
Total inventory	4,441	4,604
Other current assets	33,283	30,111
Total current assets	130,109	121,627
Property, plant, equipment and product masters:		
Land	915	891
Buildings	29,334	26,859
Machinery and equipment	109,408	108,831
Product masters	307,215	263,589
Total property, plant, equipment, and product masters, at cost	446,872	400,170
Accumulated depreciation and amortization	(292,843)	(267,054)
Net property, plant, equipment and product masters	154,029	133,116
Long-term receivables	23,200	1,450
Goodwill, and other intangible assets, net of accumulated amortization	231,533	222,271
Net assets of discontinued operations	–	261,155
Other assets	89,226	66,967
Total assets	$ 628,097	$ 806,586

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets
Liabilities and Shareholders' Equity (Deficit)

As of December 29, 2001 and December 30, 2000.

(In thousands)	2001	2000
Current liabilities:		
Notes payable	$ 564	$ 15,568
Current maturities of long-term debt	292	466
Accounts payable	42,633	43,134
Accrued expenses	85,740	35,594
Current portion of long-term deferred income	26,124	24,725
Deferred income	114,739	112,881
Total current liabilities	270,092	232,368
Long-term liabilities:		
Long-term debt, less current maturities	252,782	501,821
Long-term deferred income	59,933	63,923
Other liabilities	90,362	78,133
Total long-term liabilities	403,077	643,877
Shareholders' equity:		
Common stock (24,546 shares issued and 24,096 shares outstanding at the end of fiscal 2001, and 24,078 shares issued and 23,622 shares outstanding at the end of fiscal 2000)	24	24
Capital surplus	169,050	156,708
Notes receivable from stock purchases	(1,071)	(1,180)
Retained earnings (accumulated deficit)	(195,851)	(213,615)
Treasury stock	(11,335)	(11,493)
Other comprehensive income (loss):		
Accumulated foreign currency translation adjustment	1,001	(103)
Unrealized loss from derivatives	(6,890)	–
Accumulated other comprehensive loss	(5,889)	(103)
Total shareholders' equity (deficit)	(45,072)	(69,659)
Total liabilities and shareholders' equity (deficit)	$ 628,097	$ 806,586

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Financial Statements and Supplementary Data (cont'd)

Consolidated Statements of Cash Flows

For the fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000

(In thousands)	2001	2000	1999
Operating activities:			
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$ 12,286	$ (13,889)	$ 15,060
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in loss of affiliate	13,374	20,848	950
(Gain)/loss on sales of assets	2,312	(2,726)	(5,152)
Depreciation and amortization	53,554	51,737	44,653
Deferred taxes	(9,132)	10,907	8,668
Changes in operating assets and liabilities:			
Accounts receivable	(11,882)	(10,066)	(12,016)
Inventory	556	1,802	(1,647)
Other assets	(10,075)	(2,346)	210
Long-term receivables, net	-	2,881	(4,523)
Accounts payable	(2,085)	5,432	(3,766)
Accrued expenses	1,525	(139)	(6,312)
Deferred income and other long-term liabilities	(8,394)	(6,897)	(59)
Other, net	(16,398)	(15,488)	(7,043)
Cash provided by operating activities	25,641	42,056	29,023
Investing activities:			
Expenditures for property, plant equipment and product masters	(52,924)	(42,623)	(35,055)
Acquisitions, net of cash acquired	(27,803)	(9,650)	(102,154)
Proceeds from asset sales	100	2,556	12,955
Proceeds from sales of discontinued operations	286,928	–	–
Cash provided by (used in) investing activities	206,301	(49,717)	(124,254)
Financing activities:			
Proceeds from short-term debt	5,644	14,629	34,200
Repayment of short-term debt	(19,988)	(23,141)	(11,369)
Proceeds from long-term debt	43,683	37,335	108,982
Repayment of long-term debt	(292,896)	(43,747)	(48,888)
Proceeds from sales of Common Stock, net	11,169	688	7,602
Cash provided by (used in) financing activities	(252,388)	(14,236)	90,527
Net cash provided (used) by discontinued operations	12,923	28,885	(8,027)
Effect of exchange rate changes on cash	(428)	(1,151)	(570)
Increase (decrease) in cash and cash equivalents	(7,951)	5,837	(13,301)
Cash and cash equivalents, beginning of period	10,610	4,773	18,074
Cash and cash equivalents, end of period	$ 2,659	$ 10,610	$ 4,773

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

For the fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000

(Dollars and shares in thousands)	Common Stock Issued	Common Stock Treasury	Capital Surplus	Notes Receivable for Stock Purchases	Accumulated Retained Earnings (Deficit)	Other Comprehensive Income (Loss)	Total
Balance, at the end of fiscal 1998 (Common stock, 23,516 shares; treasury stock, 239 shares)	$ 24	$ (5,845)	$ 140,819	$ (2,523)	$ (162,684)	$ (244)	$ (30,453)
Comprehensive income:							
Net earnings	–	–	–	–	17,791	–	17,791
Foreign exchange translation adjustments	–	–	–	–	–	(170)	(170)
Total comprehensive income	–	–	–	–	–	–	17,621
Common stock, net 453 shares	–	–	9,701	–	–	–	9,701
Tax benefit from stock options exercised	–	–	3,074	–	–	–	3,074
Notes receivable	–	–	–	979	–	–	979
Treasury stock, net 98 shares	–	(2,947)	60	–	–	–	(2,887)
Balance, at the end of fiscal 1999 (Common stock, 23,969 shares; treasury stock, 337 shares)	24	(8,792)	153,654	(1,544)	(144,893)	(414)	(1,965)
Comprehensive income:							
Net earnings	–	–	–	–	(68,722)	–	(68,722)
Foreign exchange translation adjustments	–	–	–	–	–	311	311
Total comprehensive income	–	–	–	–	–	–	(68,411)
Common stock, net 109 shares	–	–	2,941	–	–	–	2,941
Tax benefit from stock options exercised	–	–	113	–	–	–	113
Notes receivable	–	–	–	364	–	–	364
Treasury stock, net 119 shares	–	(2,701)	–	–	–	–	(2,701)
Balance, at the end of fiscal 2000 (Common stock, 24,078 shares; treasury stock, 456 shares)	24	(11,493)	156,708	(1,180)	(213,615)	(103)	(69,659)
Comprehensive income:							
Net earnings	–	–	–	–	17,764	–	17,764
Foreign exchange translation adjustments	–	–	–	–	–	1,104	1,104
Unrealized gain (loss) from derivatives	–	–	–	–	–	(6,890)	(6,890)
Total comprehensive income	–	–	–	–	–	–	11,978
Common stock, net 468 shares	–	–	11,169	–	–	–	11,169
Tax benefit from stock options exercised	–	–	1,173	–	–	–	1,173
Notes receivable	–	–	–	109	–	–	109
Treasury stock, net 6 shares	–	158	–	–	–	–	158
Balance, at the end of fiscal 2001 (Common stock, 24,546 shares; treasury stock, 450 shares)	$ 24	$ (11,335)	$ 169,050	$ (1,071)	$ (195,851)	$ (5,889)	$ (45,072)

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Notes to the Consolidated Financial Statements

Dollars and shares in thousands, except per share data

Note 1 - Significant Accounting Policies

Nature of Operations. ProQuest Company and its subsidiaries (collectively, the "Company") is a leading global information solutions provider. The Company consists of two business segments, Information and Learning (I&L), and Business Solutions. Within its I&L segment, ProQuest develops and markets information services and systems that are focused on the needs of its customers in select vertical niches, including libraries of all kinds (government, college/university, corporate and public). Business Solutions provides systems and information products used by automotive, powersports and recreational vehicle dealers.

Basis of Presentation. Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Subsequent actual results may differ from those estimates.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries except where control is temporary.

In December 1999, the Company combined its kindergarten through twelfth grade ("K-12") Internet business with the K-12 Internet business from Infonautics, Inc. to form bigchalk.com, inc. ("bigchalk"). At the end of fiscal 1999, the Company owned 69% of the common equity of bigchalk; such control was temporary, as in January 2000, venture capital financing was raised which lowered the Company's ownership interest to approximately 45%. Further venture capital financing was raised in December 2000 and February 2001 which lowered the Company's ownership interest to approximately 38% on a fully-diluted basis. Accordingly, the Company accounts for its ownership interest in bigchalk using the equity method.

In the first quarter of 2000, the Company adopted a plan to divest its Mail and Messaging Technologies and Imaging businesses and its financing subsidiary. Accordingly, the operating results of these businesses have been segregated from the Company's continuing operations, and are separately reported as discontinued operations in the consolidated financial statements. (See Note 6)

Fiscal Year. The Company's fiscal year ends on the Saturday nearest to December 31. References to fiscal 2001 are for the 52 weeks ended December 29, 2001, references to fiscal 2000 are for the 52 weeks ended December 30, 2001, and references to fiscal 1999 are for the 52 weeks ended January 1, 2000.

Revenue Recognition. The Company derives revenues from licenses of database content, sales of microform subscriptions, service, software, and equipment.

I&L provides its customers with access to periodicals, newspapers, dissertations, out-of-print books and other scholarly material in exchange for a fee that normally covers a period of twelve months. Revenues from these subscription agreements are recognized ratably over the term of the agreements using the straight-line method. In addition to sales of subscription products, I&L also sells products where revenue is recognized when all material elements of the sale have been realized. These products include microform newspaper and periodical backfiles, research collections, out of print books, dissertation copies, and dissertation publishing.

Business Solutions publishes parts catalogs for automotive dealerships and also provides dealer management systems software for powersports dealerships. Parts catalog products are generally sold under multiple-element arrangements that include hardware and related operating systems software, an electronic parts catalog (EPC) database and retrieval system, an agreement to provide periodic updates to the EPC database over the term of the arrangement, and specified services. The Company allocates the total revenue to be received under these arrangements between two elements – the hardware and related operating system software element and the remaining deliverables considered together as a group – based on relative fair value.

The Company accounts for the hardware and related operating systems software element as a sales-type lease, and recognizes sales revenue equal to the normal selling price for such systems upon shipment, when all significant contractual obligations are satisfied and collection of the resulting receivable is reasonably assured. The remainder of the fee due under these arrangements is recognized as revenue on a straight-line basis over the term of the agreement.

Revenue from powersports dealer management systems software is recognized when evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. Multiple element software license fees are allocated based on the relative fair values of the elements and recognized when accepted by the customer.

The Company periodically reviews its accounts receivable balances and estimates required allowances for doubtful accounts. Allowances for doubtful accounts at the end of fiscal 2001 and 2000 were $1,353 and $1,693, respectively.

Foreign Currency Translation. The financial position and results of operations of each of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Revenues and expenses are translated at average exchange rates prevailing during the respective fiscal periods. Assets and liabilities are translated into U.S. dollars using the exchange rates at the end of the respective fiscal periods. Balance sheet translation adjustments arising from differences in exchange rates from period to period are reflected as a separate component of shareholders' equity, and are included in the determination of the Company's comprehensive income.

Net Earnings (Loss) per Common Share. Basic net earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period, and assumes the issuance of additional common shares for all dilutive stock options outstanding during the period. A reconciliation of the weighted average number of common shares and equivalents outstanding used in the calculation of basic and diluted net earnings (loss) per common share is shown in the table below for the periods indicated:

	2001	2000	1999
Basic	23,805	23,657	23,569
Dilutive effect of stock options	272	–	284
Diluted	24,077	23,657	23,853

Cash and Cash Equivalents. The Company considers all highly liquid investments with maturities of three months or less (when purchased) to be cash equivalents. The carrying amount reported in the consolidated balance sheets approximates fair value.

Inventory. Inventory costs include material, labor and overhead. Inventories are stated at the lower of cost (determined using the first-in, first-out ("FIFO") method) or market. During the fourth quarter of 2000, the Company changed its method of inventory valuation for the Business Solutions business from the last-in, first-out ("LIFO") method to the FIFO method as the majority of the inventory items for this business have been continuing to decrease in price. Accordingly, the Company believes that the FIFO method results in a better measurement of operating results. All previously reported results have been restated to reflect the retroactive application of this accounting change as required by generally accepted accounting principles. The accounting change lowered net earnings by $105 and $197 for 2000 and 1999, respectively.

Property, Plant, Equipment and Product Masters. Property, plant, equipment and product masters are recorded at cost. The straight-line method of depreciation is primarily used, except for I&L product masters (which represent the cost to create electronic and microform master document copies which are subsequently used in the production process to fulfill customers' information requirements), which are depreciated on the double declining balance method. Estimated lives range from 10 to 40 years for buildings and building improvements, 3 to 15 years for machinery and equipment and 10 years for product masters.

Goodwill and Other Intangible Assets. Goodwill and other intangible assets are amortized on a straight-line basis over the expected future periods to be benefited, which range from 15 to 40 years. The Company periodically evaluates the recoverability of the net book value of this intangible asset, particularly in the case of a change in business circumstances or other triggering event, by determining whether the amortization of the asset balance over its remaining life can be recovered through forecasted future operating cash flows for each operation having a significant goodwill balance. In cases where expected undiscounted future cash flows are less than the net book value, an impairment loss is recognized equal to the amount by which the net book value exceeds the fair value of the assets. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. Accumulated amortization at the end of fiscal 2001 and 2000 was $64,905 and $56,853, respectively.

Notes to the Consolidated Financial Statements (cont'd)

Impairment of Long-Lived Assets. The Company reviews the carrying value of property, plant, equipment and product masters and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the net book value of an asset may not be recoverable from the estimated undiscounted future cash flows expected to result from its use and eventual disposition. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost of disposal.

Long-Term Deferred Income. Long-term deferred income represents amounts due from customers in the future that have been monetized by the Company's previously owned finance subsidiary (Bell & Howell Financial Services, or BHFS). As part of the sale of MMT, BHFS was sold and the Company entered into certain contractual obligations and will continue to monetize limited amounts due from customers through BHFS for the next three years. The Company's obligation related to certain portions of these monetized amounts will be satisfied within the next twelve months; these amounts have been classified as the current portion of long-term deferred income.

Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect for the year in which those temporary differences are expected to be recovered or settled.

Stock Option Plan. As permitted by Statement of Financial Accounting Standards ("SFAS") NO. 123, *"Accounting for Stock Based Compensation"*, the Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion NO. 25, *"Accounting for Stock Issued to Employees"* and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Pro forma net income and earnings per share disclosures for employee stock option grants based on the fair value-based method (defined in SFAS NO. 123), whereby the fair value of stock-based awards at the date of grant would be subsequently expensed over the related vesting periods, are included in Note 15.

Derivative Financial Instruments and Hedging Activities. On December 31, 2000, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) NO. 138, *"Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of SFAS NO. 133"* and, SFAS NO. 133, *"Accounting for Derivative Instruments and Hedging Activities"*. SFAS NO. 138 amends the accounting and reporting standards of SFAS NO. 133 for certain derivative instruments and certain hedging activities. SFAS NO. 133 requires the recognition of all derivative instruments as assets or liabilities in the balance sheet and measures them at fair value. Adoption of SFAS NO. 138 and SFAS NO. 133 did not have a material impact on the Company's financial position, operating results or cash flows.

Interest Rate Risk. The Company's interest bearing loans and borrowings are subject to interest rate risk. As part of the Company's risk management, $200,000 of notional amount U.S. dollar interest rate swaps are currently designated as cash flow hedges of the U.S. dollar LIBOR interest rate debt issuances. During fiscal 2001, the Company dedesignated $150,000 of notional amount swaps due to the sale of discontinued operations.

All derivative contracts that are designated as cash flow hedges are also reported at fair value with the changes in fair value recorded in Other Comprehensive Income (Loss). The Company recognizes the earnings impact of interest rate swaps designated as cash flow hedges upon the payment of the interest related to the underlying debt. The terms of the interest rate swaps exactly match the terms of the underlying transaction, therefore, there is no hedge ineffectiveness or corresponding earnings impact.

All derivative contracts that were dedesignated as cash flow hedges are reported at fair value. The Company recognized an additional $6,258 (net of tax) expense as a result of the dedesignation of these cash flow hedges, and is reporting it as a component of the gain on sales of discontinued operations.

Foreign Exchange Risks. A portion of revenues, earnings and net investment in foreign affiliates is exposed to changes in foreign exchange rates. Substantially all foreign exchange risks are managed through operational means. However, the Company believes that foreign exchange risks related to certain transactions are better managed by utilizing foreign currency forwards or option contracts. These contracts are reported at fair value and any changes in fair value are recognized currently in earnings. These contracts have not been designated for hedging treatment under SFAS NO. 138 and SFAS NO. 133.

Accounting. The impact the derivatives have on the financial statements are as follows:

Other Liabilities:

- Fair value of interest rate swaps

Accumulated Other Comprehensive Income:

- Interest rate swaps designated as cash flow hedges

Interest Expense:

- Interest rate swaps designated as cash flow hedges

Gain on Sales of Discontinued Operations, net:

- Interest rate swaps dedesignated as cash flow hedges

Approximately $11,113 of net derivative losses included in other comprehensive income at December 29, 2001 will be reclassified into earnings within twelve months from that date.

The following table summarizes the net activities in other comprehensive income related to derivatives classified as cash flow hedges held by the Company during fiscal 2001:

Cumulative effect of adopting SFAS NO. 133 as of December 31, 2000	$ (3,277)
(Gains)/losses reclassified into net earnings	5,760
Year-to-date net unrealized loss on derivatives	(13,595)
Income tax expense related to items of other comprehensive income	4,222
Total, net of tax	$ (6,890)

For the year ended December 30, 2000, prior to the adoption of SFAS NO. 133, *"Accounting for Derivative Instruments and Hedging Activities"*, amounts related to derivative contracts were recorded using the previous hedge accounting approach, and gains and losses on derivative instruments were included in the basis of the underlying hedged transaction. The Company did not recognize the fair values of these derivative financial investments or their changes in fair value in its consolidated financial statements.

New Accounting Pronouncements. In accordance with recently issued accounting pronouncements, the Company will be required to comply with certain changes in accounting rules and regulations.

In July 2001, the Financial Accounting Standards Boards (FASB) issued Statement of Financial Accounting Standards (SFAS) NO. 141, *"Business Combinations"* and NO. 142, *"Goodwill and Other Intangible Assets"*. SFAS NO. 141 addresses financial accounting and reporting for business combinations, and eliminates the pooling of interest method as a valid method to account for a business combination for all business combinations initiated after June 30, 2001. SFAS NO. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment on an annual basis. The amortization of goodwill ceases upon adoption of the Statement, which for the Company will be December 30, 2001, the first day of the Company's next fiscal year. The net book value of the Company's goodwill and other intangible assets was $231.5 million and $222.3 million for 2001 and 2000, respectively. While management is continuing to assess the impact of these Statements on the Company's results of operations and financial position, the adoption of these statements is expected to reduce 2002 annual goodwill amortization expense by approximately $7.7 million. Additionally, the effects of any future impairment, as provided by SFAS NO. 142, on the Company's consolidated financial position and results of operations are unknown.

In October 2001, the FASB approved Statement of Financial Accounting Standards NO. 144, *"Accounting for the Impairment of Disposal of Long-Lived Assets"* (SFAS 144). This Statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supersedes SFAS 121 and APB Opinion NO. 30. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The Company is still evaluating the effects of any future impairment and disposal of long-lived assets as provided by SFAS 144, but does not believe they will have a material impact of the Company's results of operations and financial position.

Notes to the Consolidated Financial Statements (cont'd)

Note 2 - Business Segments The Company has two reportable business segments, I&L and Business Solutions. (Refer to Note 1 to the Consolidated Financial Statements for a description of segment operations.) The Company evaluates the performance of and allocates resources to each of the segments based on their operating results excluding interest and taxes. The accounting policies for each of the segments are described in the summary of significant accounting policies in Note 1. Information concerning the Company's reportable business segments and operations by geographic area for fiscal 2001, 2000, and 1999 for its continuing operations is as follows (dollars in millions):

	Information and Learning	Business Solutions	Corporate	Total
2001:				
Net Sales	$ 236.0	$ 165.6	$ –	$ 401.6
Operating Income[1]	40.3	40.0	(11.6)	68.7
Capital Expenditures	49.0	3.7	0.2	52.9
Depreciation and Amortization[2]	45.7	6.7	0.5	52.9
Total Assets	428.8	101.8	97.5	628.1
2000:				
Net Sales	$ 220.0	$ 154.3	$ –	$ 374.3
Operating Income[1]	30.3	28.0	(15.9)	42.4
Capital Expenditures	39.3	3.2	0.1	42.6
Depreciation and Amortization[2]	44.2	6.6	0.6	51.4
Total Assets	381.8	101.8	61.8	545.4
1999:				
Net Sales	$ 198.2	$ 161.3	$ –	$ 359.5
Operating Income[1]	23.7	33.3	(14.8)	42.2
Capital Expenditures	32.4	2.3	0.4	35.1
Depreciation and Amortization[2]	37.7	5.9	0.6	44.2
Total Assets	374.5	108.4	22.4	505.3

(1) Operating Income excludes gain/(loss) on sales of assets, restructuring charges, equity in loss of affiliate and cumulative effect of a change in accounting principle.
(2) Excludes amortization/write-off of deferred financing costs.

Geographic Area Data

	2001	2000	1999
Net Sales[3]:			
United States	$ 310.4	$ 293.7	$ 290.0
Europe	58.5	56.9	48.5
Other	32.7	23.7	21.0
Total	$ 401.6	$ 374.3	$ 359.5
Total Assets:			
United States	$ 549.0	$ 465.9	$ 423.9
Europe	77.5	77.4	77.9
Other	1.6	2.1	3.5
Total	628.1	545.4	505.3
Discontinued operations	0.0	261.2	278.5
Consolidated	$ 628.1	$ 806.6	$ 783.8

(3) Revenue is classified according to its country of destination (including exports to such areas).

Note 3 – Acquisitions and Disposal of Assets

In April 2001, the Company acquired the collegiate copyright and print coursepack service, Campus Custom Publishing (CCP) for $2.3 million. The $3.4 million excess of the consideration given over the estimated fair value of net assets acquired has been recorded as goodwill.

In August 2001, the Company acquired Heritage Quest, the Salt Lake City-based genealogical information company, from Sierra On-Line, Inc. for $5.5 million. The $3.1 million excess of the consideration given over the estimated fair value of net assets acquired has been recorded as goodwill.

In November 2001, the Company acquired SoftLine Information, the Stamford, Connecticut-based producer of online databases for libraries and education institutions for $10.0 million. The $12.3 million excess of the consideration given over the estimated fair value of net assets acquired has been recorded as goodwill.

	Proceeds	Loss on Sale
The fiscal 2001 sales of assets included:		
The sale of MotorcycleWorld.com	$ 100	$ (2,312)

On October 31, 2001, the Company sold certain assets of MotorcycleWorld.com, Inc. (MCW), including MCW's various domain names and web site content to Powersports Network, Inc.

	Proceeds	Gain on Sale
The fiscal 2000 sales of assets included:		
The sale of a portion of the Company's investment in its affiliate bigchalk	$ 1,156	$ 867
The sale of the Company's investment in an entity acquired by bigchalk in exchange for additional common stock of bigchalk	–	489
Additional proceeds related to the sale in 1999 of vacant land adjacent to one of the Company's manufacturing operations	1,400	1,370
	$ 2,556	$ 2,726
The fiscal 1999 sales of assets included:		
The sale of a portion of the Company's investment in its affiliate bigchalk	$ 3,500	$ 2,626
The sale of vacant land adjacent to one of the Company's manufacturing operations	9,455	2,526
	$ 12,955	$ 5,152

Notes to the Consolidated Financial Statements (cont'd)

Note 4 – Restructuring
In December 1999, the Company approved a plan to separate its Mail and Messaging Technologies business, BHFS, and its Imaging business from its core information and publishing operations, and to restructure and consolidate its corporate headquarters and certain activities of its continuing operations. The plan was developed to enhance the Company's operational focus and growth prospects and reduce its leverage. In connection with the implementation of this plan, the Company recorded a charge in continuing operations of $10,505 in fiscal 1999, of which $8,909 related to restructuring at the corporate headquarters a nd $1,198 and $400 related to personnel reductions at Business Solutions and I&L, respectively. The Company also recognized an additional charge of $26,260 related to discontinued operations in connection with this restructuring plan.

In fiscal 2000, the Company recorded additional restructuring charges related to the original plan adopted in 1999. In continuing operations, a charge of $5,196 was recognized in 2000. The Company also recognized additional charges of $7,393 in discontinued operations in 2000.

The plan to separate the Company's Mail and Messaging Technologies, BHFS and Imaging businesses included restructuring the Company's corporate staff. In 1999, a charge of $4,307 was recorded related to the planned severance of 69 corporate staff employees. The headquarters facility relocation resulted in a charge of $4,600 for costs related to estimated future obligations under a noncancelable lease for the facility.

The personnel reductions at Business Solutions affected the areas of micropublishing and various other support functions, and resulted in the planned termination of 51 employees and the recognition of a severance charge of $1,198. I&L restructured its operation into business units and, as a result, recorded a charge of $400 in connection with the termination of 2 support function employees.

In total, the fiscal 1999 restructuring provided for the separation of 122 employees (114 domestic employees and 8 international employees) of which approximately twenty percent (24) were management and eighty percent (98) were non-management employees.

In 2000, the Company continued to pursue its plan to divest its non-core businesses and to focus its resources on its Business Solutions and I&L businesses. In 2000, the Company incurred various legal, accounting and consulting fees related to the implementation of the restructuring plan and the separation of the businesses, and recorded a charge of $1,490. In late 2000, the Company entered into a sublease for its former headquarters facility and, as a result, reduced the accrual for loss on this noncancelable lease by $3,100. This reversal of the accrual is netted against a charge taken in 2000 by I&L for future costs related to noncancelable computer hardware leases (see further discussion below) in the table detailing the 2000 activity related to restructuring (below).

A charge of $1,159 was recorded at Business Solutions related to further consolidation of its microfilm businesses that resulted in the termination of 34 employees in various support functions. In addition, Business Solutions recorded a charge of $474 for the impairment of goodwill related to Microfilm Systems, which the Company acquired in 1998. This company provided microfilm publishing for a single customer. During 2000, Business Solutions determined it would no longer provide microfilm publishing to this customer, and the associated goodwill was deemed to be impaired.

The Company also recorded an additional charge of $279 related to the reorganization of the I&L segment into business units. This charge reflected the costs associated with the planned severance of 33 customer/technology support employees. I&L also recorded a charge of $4,500 for future costs related to non-cancelable computer hardware leases. Such equipment was no longer needed as a result of the consolidation of certain of its computer systems.

The fiscal 2000 restructuring charge provided for the separation of a total of 72 employees (65 domestic employees and 7 international employees) of which approximately ten percent (7) were management and ninety percent (65) were non-management employees.

During fiscal 2001, all remaining employees included in the restructuring plan were terminated.

The details of the restructuring charges are as follows:

2001 Activity	Balance End of 2000	Restructuring Charge	Utilized Cash	Utilized Noncash (1)	Balance End of 2001
Continuing Operations					
Severance	$ 1,980	–	$ (1,980)	–	–
Asset impairment costs	–	–	–	–	–
Obligations under various noncancelable leases	4,293	–	(4,293)	–	–
Continuing Operations	$ 6,273	–	$ (6,273)	–	–
Discontinued Operations					
Severance	$ 327	–	$ (211)	$ (116)	–
Asset impairment costs	–	–	–	–	–
Obligations under various noncancelable leases	2,743	–	(31)	(2,712)	–
Discontinued Operations	3,070	–	(242)	(2,828)	–
Total Company	$ 9,343	–	$ (6,515)	$ (2,828)	–

(1) Non-cash charge is to eliminate restructuring reserve at discontinued operations which were sold during fiscal 2001.

Note 5 - Income Taxes

The earnings from continuing operations before income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle, on which income taxes were provided in fiscal 2001, 2000, and 1999 were:

	2001	2000	1999
United States	**$ 43,568**	$ 12,958	$ 27,498
Foreign	**(2,181)**	(1,360)	(814)
Earnings from continuing operations before income taxes, equity in loss of affiliate and cumulative effect of change in accounting principle	**$ 41,387**	$ 11,598	$ 26,684

Notes to the Consolidated Financial Statements (cont'd)

The provision for income taxes in fiscal 2001, 2000, and 1999 included the following:

	2001	2000	1999
Current income tax expense (benefit):			
United States	$ 10,475	$ 3,509	$ 6,912
State and local	803	649	1,858
Foreign	591	22	217
Current income tax expense	11,869	4,180	8,987
Deferred income tax expense (benefit):			
United States	3,622	(83)	2,431
State and local	356	301	(455)
Foreign	(120)	241	(289)
Deferred income tax expense	3,858	459	1,687
Income tax expense	$ 15,727	$ 4,639	$ 10,674

The significant components of deferred income tax expense in fiscal 2001, 2000, and 1999 were as follows:

	2001	2000	1999
Deferred income tax expense (benefit), exclusive of components listed below	$ (3,796)	$ (1,626)	$ (1,220)
Operating loss carryforwards	15,178	3,683	10,523
Tax credits	(7,524)	(1,598)	(7,616)
Deferred income tax expense	$ 3,858	$ 459	$ 1,687

Deferred income taxes are primarily provided for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. The tax effects of the major temporary differences (for both continuing and discontinued operations) that gave rise to the deferred tax asset (liability) at the end of fiscal 2001 and 2000 were as follows:

	2001	2000
Deferred tax assets are attributable to:		
Accrued expenses	$ 6,142	$ 4,878
Deferred compensation	13,889	8,054
Postretirement benefits	745	3,514
Accounts receivable	391	3,441
Deferred income	12,634	1,562
Inventory	–	7,158
Loss carryforwards	49,535	8,300
Tax credits	32,791	16,420
Other	3,662	–
Total gross deferred tax assets	119,789	53,327
Valuation allowance	(64,969)	(12,480)
Net deferred tax assets	54,820	40,847
Deferred tax liabilities are attributable to:		
Property, plant and equipment	(10,593)	(9,052)
Intangibles	(8,946)	(14,281)
Inventory	(26)	–
Undistributed foreign earnings	–	(3,104)
Other	–	(4,181)
Total gross deferred tax liabilities	(19,565)	(30,618)
Net deferred tax assets	$ 35,255	$ 10,229

Notes to the Consolidated Financial Statements (cont'd)

The change in the valuation allowance in 2001 related to increases in the Company's equity loss of affiliate, net operating losses of certain foreign jurisdictions and a capital loss carryover where the future realization of deferred tax assets is not considered likely. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 29, 2001, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The differences between the Company's effective rate for income taxes on the Company's continuing operations and the statutory federal income tax rate in fiscal 2001, 2000, and 1999 were as follows:

	2001	2000	1999
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Increase (reduction) in taxes resulting from:			
State income taxes, net of federal benefit	**2.8**	6.9	5.3
Foreign tax rate differential	**3.0**	7.5	0.8
Amortization/write-off of intangibles	**2.0**	8.5	2.9
Benefit from foreign sales corporation	**(2.4)**	(8.1)	(10.8)
Other	**(2.4)**	(9.8)	6.8
Effective income tax rate	**38.0%**	40.0%	40.0%

At the end of fiscal 2001, the foreign net operating loss carryforwards were $6,306 and expire as follows: $904 in 2002, $3,776 in 2003, $82 in 2006 and $1,544 may be carried forward indefinitely.

In the United States, the Company's current tax liability is the greater of its regular tax or alternative minimum tax ("AMT"). To the extent that AMT exceeds regular tax, the Company is entitled to an AMT credit. At the end of fiscal 2001, the Company has AMT credits of $16,211 that may be carried forward indefinitely and used as credits in future tax returns against regular tax in the event that the regular tax exceeds the AMT.

Income taxes paid, net of refunds, for fiscal 2001, 2000, and 1999 were $2,516, $4,708 and $20,629, respectively.

Note 6 - Discontinued Operations

In the first quarter of fiscal 2000, the Company adopted a plan to divest its Mail and Messaging Technologies (MMT) business in both the North American and international markets, BHFS, and the Imaging business. Accordingly, the operating results and net assets of these businesses have been segregated from the Company's continuing operations. The Consolidated Statements of Operations separately reflect the earnings of these businesses, which includes an allocation of the Company's interest expense based on average asset basis. The Consolidated Balance Sheets separately reflect the net assets of these businesses as a non-current asset.

Results from discontinued operations are shown in the tables below for the fiscal years indicated:

2001 *Fifty-two weeks ended December 29, 2001*	MMT NA & BHFS	Imaging	MMT International	Total Discontinued Operations
Net sales	$259,618	$ 10,924	$ 29,542	$ 300,084
Earnings (loss) before restructuring charge, interest and income taxes	12,993	1,133	(893)	13,233
Earnings (loss) before interest and income taxes	$ 12,993	$ 1,133	$ (893)	$ 13,233
Interest expense, net	–	–	–	(8,391)
Income tax expense	–	–	–	(1,840)
Earnings from discontinued operations	–	–	–	$ 3,002

2000 *Fifty-two weeks ended December 30, 2000*	MMT NA & BHFS	Imaging	MMT International	Total Discontinued Operations
Net sales	$358,597	$134,003	$ 83,518	$ 576,118
Earnings before restructuring charge, interest and income taxes	20,046	16,611	664	37,321
Restructuring charge	(1,879)	(2,347)	(3,168)	(7,394)
Earnings (loss) before interest and income taxes	$ 18,167	$ 14,264	$ (2,504)	$ 29,927
Interest expense, net	–	–	–	(12,479)
Income tax expense	–	–	–	(6,979)
Earnings from discontinued operations	–	–	–	$ 10,469

1999 *Fifty-two weeks ended January 1, 2000*	MMT NA & BHFS	Imaging	MMT International	Total Discontinued Operations
Net sales	$350,416	$173,987	$105,491	$ 629,894
Earnings before restructuring charge, interest and income taxes	22,534	20,701	8,521	51,756
Restructuring charge	(8,581)	(17,179)	(500)	(26,260)
Earnings before interest and income taxes	$ 13,953	$ 3,522	$ 8,021	$ 25,496
Interest expense, net	–	–	–	(10,581)
Income tax expense	–	–	–	(12,184)
Earnings from discontinued operations	–	–	–	$ 2,731

Notes to the Consolidated Financial Statements (cont'd)

In January 2000, the Company announced it would divest its disparate lines of business, namely the MMT, BHFS and the Imaging businesses. While the Company's original plan was to establish and operate the MMT, BHFS and Imaging businesses as a single separate company, adverse changes in the credit and equity markets in the first half of fiscal 2000 caused management to revise the plan. The revised plan was to sell these businesses either together or separately, and to use the proceeds to reduce debt. In February 2001, the Company sold its Imaging business to Kodak for $135,000. In June 2001, the Company sold a majority of MMT's foreign operations to Pitney Bowes for $51,000. In September 2001, the Company sold its North American MMT business and BHFS to Glencoe Capital for $145,000 less amounts retained by the buyer for proposed working capital adjustments. Included in the proceeds from Glencoe Capital is a seller-financing note in the amount of $21,750. This note has an 8.5 year term, with an initial interest rate of 7.5%. Certain disincentives exist if the note is not paid off in 42 months, including warrants representing 3.5% of the new entity which detach after 42 months. The Company has assigned no value to these warrants, as the likelihood of them detaching is low.

Each of the sales agreements are subject to working capital adjustments. The Company is currently working through the working capital adjustments with each of the buyers. The Company believes it has adequately reserved for all anticipated working capital adjustments as of December 29, 2001.

Further, gains or losses resulted from the sale of each discontinued business, and were derived as follows:

	Imaging	MMT NA & BHFS	MMT Int'l	Total
Purchase price	$135.0	$ 145.0	$ 51.0	$ 331.0
Net assets, reserves, and expenses	(62.4)	(213.6)	(51.0)	(327.0)
Gain/(loss) on sale	$ 72.6	$ (68.6)	$ –	$ 4.0

Note 7 – Cumulative Effect of a Change in Accounting Principle
In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin NO. 101, *"Revenue Recognition in Financial Statements"* ("SAB 101"). As a result of this pronouncement, the Company has modified its accounting for revenue from new on-line subscriptions in the I&L business, and from electronic parts catalog agreements in the Business Solutions business.

Consistent with the SEC guidelines contained in SAB 101, beginning in fiscal 2000, revenue for new on-line subscriptions at I&L is recognized equally throughout the initial subscription period, with appropriate cost deferral. Previously, such revenue was recognized during the initial subscription period in proportion to costs incurred, in order to yield a constant gross profit percentage throughout the subscription period.

Under the new method of revenue recognition at Business Solutions, all electronic parts catalog content revenue is recognized over the term of the agreement using the straight-line method. Previously, the Company recognized revenue related to the content element of these agreements primarily upon delivery of the product to the customer, with a portion deferred and recognized on the straight-line basis over the initial agreement period. A liability of approximately $88,600 as of December 29, 2000, represents the amount due from customers in the future that had been monetized by the Company's finance subsidiary prior to the revenue recognition change.

The cumulative effect of adopting these changes in accounting for revenue is reported as a cumulative effect of a change in accounting principle of $65,300 (net of a tax benefit of $38,500) as of the beginning of fiscal 2000. The effect of the changes in fiscal 2001 and 2000 was to reduce earnings from continuing operations by approximately $4,900 (or $0.20 per diluted share), and $8,000 (or $0.34 per diluted share), respectively. The pro-forma amounts shown below have been adjusted for the effect of retroactive application of the new revenue recognition methods and the related income taxes:

	1999
Earnings from continuing operations	$ 6,388
Net earnings	$ 9,119
Net earnings per common share:	
Basic:	
Earnings from continuing operations	$ 0.27
Net earnings per common share	$ 0.39
Diluted:	
Earnings from continuing operations	$ 0.27
Net earnings per common share	$ 0.38

As a result of the changes in the methods of accounting for revenue, approximately $114,800 in revenue recognized in fiscal 1999 and prior years was reversed and included in the cumulative effect adjustment determined as of the beginning of fiscal 2000. Of this amount, $31.7 million and $44.3 million were recognized in 2001 and 2000, respectively and $38.8 million will be recognized in 2002 and future years.

Note 8 – Other Current Assets

Other current assets at the end of fiscal 2001 and 2000 consisted of the following:

	2001	2000
Short-term deferred tax asset	$ 19,167	$ 17,039
Prepaid royalties	6,614	6,175
Commissions	2,385	998
Other	5,117	5,899
Total	$ 33,283	$ 30,111

Note 9 – Other Assets

Other assets at the end of fiscal 2001 and 2000 consisted of the following:

	2001	2000
Licenses	$ 10,939	$ 1,811
Purchased / developed software	33,995	27,490
Long-term deferred tax asset	35,653	23,808
Long-term commissions	5,277	6,106
Investment in bigchalk	–	3,374
Other	3,362	4,378
Total	$ 89,226	$ 66,967

Included in amortization expense is software amortization of $9,200, $9,137 and $5,686 for the years 2001, 2000, and 1999, respectively.

Note 10 – Accrued Expenses

Accrued expenses at the end of fiscal 2001 and 2000 consisted of the following:

	2001	2000
Salaries and wages	$ 18,105	$ 17,140
Profit sharing	2,954	2,971
Reserve for buyer's note and business sold	26,750	–
Accrued income taxes	11,365	4,091
Other	26,566	11,392
Total	$ 85,740	$ 35,594

Note 11 - Debt and Lines of Credit

Debt at the end of fiscal 2001 and 2000 consisted of the following:

	2001	2000
Notes payable	$ 564	$ 15,568
Long-term debt:		
Revolving credit agreement	$ 252,700	$ 497,600
Other long-term debt	374	4,687
Long-term debt	253,074	502,287
Less: current maturities	292	466
Long-term debt, less current maturities	$ 252,782	$ 501,821

The weighted average interest rate on short-term borrowings at the end of fiscal 2001 and 2000 was 5.75% and 7.76%, respectively.

Under the Company's revolving credit agreement ("Credit Agreement"), the maximum amount available is currently $325,000. The initial $600,000 credit limit was reduced by $275,000 subsequent to the closing of the sale of the Company's discontinued operations. The final maturity date of the Credit Agreement is December 31, 2003, with no principal payments due until December 31, 2002, at which time the maximum amount of the credit facility is reduced by $50,000. The interest rate on borrowings under the Credit Agreement is determined at the time of borrowing, and is based upon the Company's leverage ratio. The interest rate in effect as of December 29, 2001 was (at the Company's option), either LIBOR + 2.00% ($235,000 outstanding), or the prime rate + 1.00% ($17,700 outstanding at December 24, 2001). The Company utilizes swaps to hedge its exposure to interest rate risk on debt outstanding.

The Credit Agreement requires compliance with leverage, fixed charge and net worth covenants. The Company and its domestic operating subsidiaries are jointly and severally liable as guarantors under the Credit Agreement. The Credit Agreement contains certain restrictions on the payment of dividends on and repurchases of the Company's common stock.

A portion of the Company's availability under its Credit Agreement has been utilized to issue letters of credit to support the Company's various insurance coverages. At December 29, 2001, the total of the face amounts of the outstanding letters of credit was $2,929. The letters of credit renew either annually or automatically with the face amount adjusted based on the underlying insurance requirement. At the end of fiscal 2001, the Company had $69,300 of additional credit available under the Credit Agreement.

Notes to the Consolidated Financial Statements (cont'd)

For the five years subsequent to 2001, annual maturities of long-term debt are: 2002 - $292; 2003 - $252,781; 2004 - $1, 2005 - $0, and 2006 - $0.

Interest paid for continuing and discontinued operations in fiscal 2001, 2000, and 1999 was $49,053, $54,074, and $48,007, respectively.

Note 12 - Leases

The Company leases certain facilities and equipment for production, selling and administrative purposes. Future minimum rental payments required under long-term noncancelable operating leases at the end of fiscal 2001 were as follows:

2002	$ 13,297
2003	10,482
2004	9,258
2005	4,467
2006	3,388
Subsequent to 2006	4,478
Total	$ 45,370

Total rental expenses for fiscal 2001, 2000, and 1999 were $16,714, $21,798, and $17,887, respectively.

Note 13 - Profit-Sharing, Pension, and Other Postretirement Benefit Plans

Eligible employees of the Company's domestic and Canadian operations who elect to do so participate in defined contribution profit-sharing retirement plans. The amounts charged to earnings for fiscal 2001, 2000, and 1999 were $3,121, $8,114, and $8,076, respectively.

The Company also has defined benefit pension plans covering certain domestic and most foreign employees. The benefits are primarily based on years of service and/or compensation during the years immediately preceding retirement. The Company funds its foreign plans based on local statutes and funds its domestic plans in amounts that fulfill the funding requirements of the Employee Retirement Income Security Act of 1974. Plan assets consist principally of common stocks, fixed income securities and cash equivalents.

In addition, the Company has contributory and non-contributory postretirement medical benefit plans and a non-contributory postretirement life insurance benefit plan covering certain domestic employees. All of these other postretirement benefit plans are unfunded.

The net cost (income) of pension and other postretirement benefit plans for fiscal 2001, 2000, and 1999 was as follows:

Pension Benefits

	2001	2000	1999
Service cost	$ 1,491	$ 3,217	$ 3,200
Interest cost	4,305	6,009	5,738
Expected return on plan assets	(4,306)	(8,829)	(8,000)
Amortization of prior service cost	257	222	299
Recognized net actuarial (gain)/loss	82	(1,196)	(118)
Net pension and other postretirement benefit cost (income)	$ 1,829	$ (577)	$ 1,119

Other Postretirement Benefits

	2001	2000	1999
Service cost	$ 39	$ 243	$ 262
Interest cost	137	1,301	1,148
Expected return on plan assets	-	–	–
Amortization of prior service cost	-	–	–
Recognized net actuarial (gain)/loss	26	392	461
Net pension and other postretirement benefit cost (income)	$ 202	$ 1,936	$ 1,871

The funded status of pension and other postretirement benefit plans at the end of fiscal 2001 and 2000 was as follows:

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
Change in Benefit Obligation:				
Benefit obligation, beginning of year	$ 95,626	$ 87,474	$ 16,624	$ 14,827
Service cost	1,491	3,217	39	243
Interest cost	4,305	6,009	137	1,301
Participant contributions	421	643	–	193
Effect of sold businesses(1)	(25,670)	(371)	(16,152)	–
Actuarial (gain)/loss	(4,094)	2,540	1,810	1,353
Benefits paid	(2,721)	(3,886)	(310)	(1,293)
Benefit obligation, end of year	$ 69,358	$ 95,626	$ 2,148	$ 16,624
Change in Plan Assets:				
Fair value, beginning of year	$ 88,323	$ 95,536	$ –	$ –
Actual return on plan assets (loss)	(6,501)	(6,105)	–	–
Participant contributions	421	643	–	193
Effect of sold businesses	(36,185)	–	–	–
Company contributions	2,128	2,136	310	1,100
Benefits paid	(2,721)	(3,886)	(310)	(1,293)
Fair value, end of year	$ 45,465	$ 88,324	$ –	$ –
Funded/(unfunded) status	$ (23,878)	$ (7,302)	$ (2,148)	$ (16,624)
Unrecognized net actuarial (gain)/loss	8,298	4,083	–	6,591
Unrecognized prior service cost	561	819	–	–
Prepaid (accrued) benefit cost	$ (15,019)	$ (2,400)	$ (2,148)	$ (10,033)
Amounts Recognized in the Consolidated Balance Sheets:				
Prepaid benefit cost	$ 4,537	$ 16,307	$ –	$ –
Accrued benefit liability	(19,556)	(18,707)	(2,148)	(10,033)
Net amount recognized	$ (15,019)	$ (2,400)	$ (2,148)	$ (10,033)
Weighted Average Assumptions as of end of year:				
Discount rate	6.35%	6.75%	7.25%	8.25%
Expected return on plan assets	8.50%	9.50%	–	–
Rate of compensation increase	4.28%	4.50%	–	–
Rate of healthcare benefit cost increase(2)	–	–	10.00%	4.50%

(1) The Mail and Messaging Technologies pension plan was transferred to the buyer at the date of sale.

(2) The assumed rate of healthcare benefit cost increase remains at 10.00% through 2002, then decreases 5.00% over ten years, by one-half percent each year.

Notes to the Consolidated Financial Statements (cont'd)

For the Company's unfunded supplemental pension plans, the projected benefit obligation and accumulated benefit obligation at the end of fiscal 2001 and 2000 were as follows:

	2001	2000
Projected benefit obligation	$ 19,571	$ 22,508
Accumulated benefit obligation	19,556	19,505

Assumed future health care cost trend rates have a significant effect on postretirement medical benefit costs. A one percentage point change in the assumed health care cost trend rates would have the following effects:

1% Increase	
Benefit obligation, end of fiscal 2001	$ 119
Net postretirement benefit cost for fiscal 2001	$ 15
1% Decrease	
Benefit obligation, end of fiscal 2001	$ (113)
Net postretirement benefit cost for fiscal 2001	$ (13)
1% Increase	
Benefit obligation, end of fiscal 2000	$ 1,325
Net postretirement benefit cost for fiscal 2000	$ 139
1% Decrease	
Benefit obligation, end of fiscal 2000	$ (1,227)
Net postretirement benefit cost for fiscal 2000	$ (127)

Note 14 - Common Stock

The Company has 50,000 authorized shares of common stock, ($.001 par value per share), 24,546 shares issued and 24,096 outstanding as of December 29, 2001, and 24,078 shares issued and 23,622 shares outstanding as of December 30, 2000. The Company's Credit Agreement contains certain restrictions on the payment of dividends on and repurchases of its common stock (see Note 9).

Note 15 - Stock Compensation Plans

Stock Option Plan. In fiscal 1995, the Company adopted the 1995 Stock Option Plan (the "Option Plan"), under which 2,160 shares of common stock were reserved for issuance. In fiscal 1998, the Company increased the shares reserved for issuance under the Option Plan to 3,660. The Option Plan is administered by the Compensation Committee of the Board of Directors which has authority to determine which officers and key employees of the Company will be granted options. All options are granted at not less than the fair market value on the date of the grant.

Additionally, concurrent with the initial public equity offering, the Company granted options for 1,115 shares to certain senior executives (the "Senior Executive Grantees"), with a series of six option exercise prices (the first of which equaled the initial public equity offering price, with each subsequent exercise price set at 120% of the preceding exercise price). The term for these options was six years, with the options vesting in installments commencing after year three. In fiscal 1999, the unvested options set to expire in May 2000, were extended through May 2005. In fiscal 1999, options for 100 shares were granted to one of the Senior Executive Grantees, which have a six-year term and which vest after three years. In fiscal 2001, options for 406,250 shares were granted to one of the Senior Executive Grantees, which have a ten year term and vest after seven years, however, some or all of these options may vest after three years if certain stock price targets are exceeded.

Options may be granted to other officers and key employees of the Company (the "Key Executive Grantees"), selected by the Compensation Committee. At the end of fiscal 2001, the Company had options outstanding for 1,124 shares to the Key Executive Grantees. The term for these options is ten years, vesting in equal annual increments over either a three-year or a five-year period.

Per the provisions of SFAS NO. 123, the Company has elected to continue to apply APB Opinion NO. 25 and related interpretations in accounting for the Option Plan, and accordingly, no compensation cost has been recognized. Had compensation cost for the Option Plan been determined based on the fair value of options granted (consistent with SFAS NO. 123), the Company's net income (loss) and earnings (loss) per share would have been the pro forma amounts indicated below:

	2001	2000	1999
Net earnings (loss):			
As reported	$ 17,764	$ (68,722)	$ 17,791
Pro forma	13,836	(71,740)	15,117
Basic earnings (loss) per share:			
As reported	$ 0.75	$ (2.91)	$ 0.75
Pro forma	0.58	(3.03)	0.64
Diluted earnings (loss) per share:			
As reported	$ 0.73	$ (2.91)	$ 0.75
Pro forma	0.58	(3.03)	0.64

Notes to the Consolidated Financial Statements (cont'd)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: volatility of 41.03%; risk free interest rate of 4.86%; expected lives of 5 years; and no dividend yield.

A summary of the stock option transactions for fiscal 1999, 2000 and 2001 is as follows:

	Senior Executive Grantees		Key Executive Grantees	
	Shares (000s)	Weighted-Average Exercise Price	Shares (000s)	Weighted-Average Exercise Price
Balance at the end of fiscal 1998	1,365	$ 27.22	729	$ 25.55
1999:				
Granted	382	34.58	355	32.80
Exercised	(318)	19.73	(114)	24.21
Forfeited/Cancelled	(262)	35.25	(56)	26.89
Options outstanding at the end of fiscal 1999	1,167	$ 29.87	914	$ 28.45
Options exercisable at the end of fiscal 1999	470	$ 28.06	196	$ 25.43
Weighted average fair value of options granted during fiscal 1999	$ 7.43	–	$ 10.17	–
2000:				
Granted	–	–	805	22.79
Exercised	–	–	(91)	16.38
Forfeited/Cancelled	–	–	(540)	18.29
Options outstanding at the end of fiscal 2000	1,167	$ 29.87	1,088	$ 23.91
Options exercisable at the end of fiscal 2000	801	$ 30.33	227	$ 26.39
Weighted average fair value of options granted during fiscal 2000	$ –	–	$ 7.07	–
2001:				
Granted	406	25.26	398	24.15
Exercised	(182)	20.39	(269)	24.46
Forfeited/Cancelled	(353)	32.91	(93)	28.13
Options outstanding at the end of fiscal 2001	1,038	$ 25.65	1,124	$ 23.21
Options exercisable at the end of fiscal 2001	508	$ 31.19	317	$ 24.12
Weighted average fair value of options granted during fiscal 2001	$ 4.06	–	$ 8.86	–

The following table provides additional information with respect to stock options outstanding at the end of fiscal 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$15.01 – $20.00	921	8.9	$ 18.18	170	$ 19.37
20.01 – 25.00	353	9.3	22.88	29	22.62
25.01 – 30.00	328	3.4	27.02	278	26.90
30.01 – 35.00	424	5.2	32.57	213	32.27
$35.01 – $40.00	136	3.5	38.43	136	38.43
	2,162	6.5	$ 24.10	826	$ 28.47

Employee Stock Purchase Plan

In fiscal 1996, the Company's Board of Directors adopted the Associate Stock Purchase Plan (the "ASPP"), whereby employees are afforded the opportunity to purchase shares in the Company, by authorizing the sale of up to 500 shares of common stock. The purchase price of the shares is 95% of the lower of the closing market price at the beginning or end of each quarter. Under SFAS NO. 123, the ASPP is a non-compensatory plan.

Note 16 - Foreign Currency Transactions

The Company has entered into various contracts to buy or sell foreign currencies. The contracts have maturity dates extending through February 2002, and are for an aggregate amount of $67,300 (which approximates the fair value based on quoted market prices). The Company is exposed to market risk in the event of nonperformance by the other parties (major international banks) to these contracts, however, such nonperformance is not anticipated.

Net foreign currency transaction gains (losses) for fiscal 2001, 2000, and 1999 of $(1,121), $193 and $184, respectively, have been included in the earnings of the respective periods.

Note 17 - Contingent Liabilities

The Company is involved in various legal proceedings incidental to its business. Management believes that the outcome of such proceedings will not have a material adverse effect upon the consolidated operations or financial condition of the Company.

A portion of the Company's availability under its Credit Agreement has been utilized to issue letters of credit to support the Company's various insurance coverages. At December 29, 2001, the total of the face amounts of the outstanding letters of credit was $2,929. The letters of credit renew either annually or automatically with the face amount adjusted based on the underlying insurance requirement.

Note 18 - Related Party Transactions

The Company has made loans (the balance of which totaled $1,070 at the end of fiscal 2001) to certain key current and former executives in connection with their purchases of the Company's common stock. Pursuant to the terms of such loans, the shares acquired are pledged as security. The following officers had loans outstanding at the end of fiscal 2001: Joseph Reynolds ($305) and Todd Buchardt ($170). Each loan is evidenced by an installment note maturing five years from the date of the note and bearing interest at the Company's marginal rate of borrowing. Interest and principal may be deferred until the maturity date.

The Company has made loans to certain key employees related to relocation expenses. As of the end of fiscal year 2001, Mark Trinske had an interest-free loan from the Company in the amount of $176. Mr. Trinske's loan is due and payable on March 31, 2002.

Notes to the Consolidated Financial Statements (cont'd)

Note 19 – Investments in Affiliates

In December 1999, the Company combined its K-12 Internet business with the K-12 Internet business of Infonautics, Inc., to form bigchalk. bigchalk develops and markets products and services for research, curriculum integration, assessment, peer collaboration, professional development, on-line community, and e-commerce for teachers, students, parents, librarians and school administrators in the K-12 educational community.

The Company's equity in bigchalk's loss equaled $13,374 in 2001. As a result of both venture capital financing and the exchange of the Company's investment in an entity acquired by bigchalk for additional shares in bigchalk, the Company owns approximately 38% of bigchalk on a fully diluted basis. The carrying value of this investment was $0 at the end of fiscal 2001. The Company accounts for its investment in bigchalk on the equity method.

Summarized financial information of bigchalk for fiscal 2001 and 2000 was as follows:

Condensed Statement of Operations:	2001	2000
Net sales	$ 28,152	$ 33,185
Gross profit	18,494	21,068
Loss before income taxes	(71,292)	(49,245)
Net loss	$ (70,574)	$ (45,966)

Condensed Statement of Financial Conditions:	2001	2000
Current assets	$ 28,985	$ 32,347
Non-current assets	18,852	70,193
Total assets	$ 47,837	$ 102,540
Current liabilities	$ 20,592	$ 26,343
Non-current liabilities	117,344	79,068
Stockholders' deficit	(90,099)	(2,871)
Total liabilities and stockholders' deficit	$ 47,837	$ 102,540

Note 20 - Interim Financial Information (unaudited)
The following table presents the Company's quarterly results of continuing operations for fiscal 2001 and fiscal 2000:

2001	1Q	2Q	3Q	4Q	YEAR
Net Sales	$ 95,853	$ 100,743	$ 98,617	$ 106,415	$ 401,628
Gross profit	48,713	55,188	54,063	56,701	214,665
Gain / (loss) on sales of assets[1]	–	–	–	(2,312)	(2,312)
Equity in loss of affiliate	(5,471)	(6,101)	(1,802)	–	(13,374)
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$ (410)	$ 219	$ 4,079	$ 8,398	$ 12,286
Earnings per basic share:					
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$ (0.01)	$ 0.01	$ 0.17	$ 0.35	$ 0.52
Earnings per diluted share:					
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$ (0.02)	$ 0.01	$ 0.17	$ 0.35	$ 0.51

2000	1Q	2Q	3Q	4Q	YEAR
Net Sales	$ 88,627	$ 94,257	$ 91,671	$ 99,746	$ 374,301
Gross profit	41,301	46,424	45,137	52,243	185,105
Gain / (loss) on sales of assets[1]	1,356	1,395	–	(25)	2,726
Restructuring charge[2]	–	(1,233)	(1,194)	(2,769)	(5,196)
Equity in earnings (loss) of affiliate	(3,721)	(5,051)	(5,573)	(6,503)	(20,848)
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$ (3,140)	$ (2,604)	$ (3,562)	$ (4,583)	$ (13,889)
Earnings per basic share:					
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$ (0.13)	$ (0.11)	$ (0.15)	$ (0.20)	$ (0.59)
Earnings per diluted share:					
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$ (0.13)	$ (0.11)	$ (0.15)	$ (0.20)	$ (0.59)

(1) See Note 3 to the Consolidated Financial Statements for a description of the Company's gain/ (loss) on sales of assets.
(2) See Note 4 to the Consolidated Financial Statements for a description of the Company's restructuring charge.

Safe Harbor Statement. Except for the historical information and discussions contained herein, statements contained in this report may constitute forward-looking statements that involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance or achievements of the company to be materially different from those projected in forward-looking statements made by, or on behalf of the Company. We undertake no obligation to update forward-looking statements.

Principal Corporate Officers

James P. Roemer
Chairman of the Board and Chief Executive Officer

Alan Aldworth
President, Chief Operating Officer,
and acting Chief Financial Officer

Todd W. Buchardt
General Counsel and Secretary

Kevin G. Gregory
Vice President, Treasurer and Assistant Secretary

Linda Longo-Kazanova
Vice President, Human Resources

Mark Trinske
Vice President, Investor Relations

Board of Directors

James P. Roemer
Chairman of the Board and Chief Executive Officer
ProQuest Company

Alan Aldworth
President, Chief Operating Officer,
and acting Chief Financial Officer
ProQuest Company

David Bonderman
Founding Partner, Texas Pacific Group, Inc.

David G. Brown
Managing Partner, Oak Hill Venture Partners

William E. Oberndorf
Managing Director, SPO Partners & Co.

Gary L. Roubos
Director, Retired Chairman and CEO, Dover Corp.

John H. Scully
Managing Director, SPO Partners & Co.

William J. White
Professor, Northwestern University

General and Shareholder Information

Corporate Headquarters

ProQuest Company
300 North Zeeb Road, Ann Arbor, MI 48103
telephone: 734.761.4700 fax: 734.997.4040
info@proquest.com
www.proquestcompany.com

Principal Locations

ProQuest Information and Learning
300 North Zeeb Road, Ann Arbor, MI 48103
telephone: 734.761.4700 fax: 734.975.6450
info@il.proquest.com
www.il.proquest.com

ProQuest Business Solutions
3900 Kinross Lakes Parkway, Richfield, OH 44286
telephone: 330.659.1600 fax: 330.659.1601
info@pbs.proquest.com
www.pbs.proquest.com

ProQuest Powersports (a business unit of Business Solutions)
5184 Wiley Post Way, Salt Lake City, UT 84116
telephone: 801.521.0300 fax: 801.521.0329
powersports@bhpower.com
www.bhpower.com

XanEdu Publishing
(a business unit of Information and Learning)
300 North Zeeb Road, Ann Arbor, MI 48103
telephone: 800.218.5971 fax: 734.975.6440
contact@xanedu.com
www.xanedu.com

Other ProQuest Locations:
Louisville, Kentucky
Wooster, Ohio
Cambridge, England
Manchester, England
Reading, England
Tokyo, Japan

Independent Public Accountants
KPMG LLP
150 West Jefferson, Suite 1200, Detroit, MI 48226

Investor Relations
Mark Trinske
Vice President, Investor Relations
ProQuest Company
300 North Zeeb Road, Ann Arbor, MI 48103
telephone: 734.997.4910 fax: 734.997.4040
mark.trinske@proquest.com
www.proquestcompany.com

Publications
The company's annual report on Form 10-K and quarterly reports on Form 10-Q are available free of charge from:

ProQuest Company
300 North Zeeb Road, Ann Arbor, MI 48103
telephone: 734.761.4700 fax: 734.975.6485
invest@proquest.com
www.proquestcompany.com

Shareholder Account Assistance
For address changes, account consolidation, registration changes, lost stock certificates, stock holdings or other shareholder matters, please contact:

Transfer Agent and Registrar:
EquiServe Trust Company, N.A.
P.O. Box 9187, Canton, MA 02021
telephone: 816.843.4299
www.equiserve.com

Stock Listed and Traded
ProQuest Company common stock is listed and traded on the New York Stock Exchange and on the Chicago Stock Exchange under the ticker symbol PQE.

ProQuest COMPANY

ProQuest Company
300 North Zeeb Road
Ann Arbor, Michigan 48106-1553
734.761.4700
www.proquestcompany.com